Table of Contents

Confidential Draft submitted to the Securities and Exchange Commission on May 1, 2024.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

UNUSUAL MACHINES, INC.

(Exact name of registrant as specified in its charter)

Nevada	3663	66-0927642
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

4677 L B McLeod Road, Suite J

Orlando, FL 32811

+1 855-921-4600

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Dr. Allan Evans

4667 L B McLeod Road, Suite J
Orlando, FL 32811

+1 855-921-4600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael D. Harris, Esq.
Edward Schauder, Esq.
Briana Reed, Esq.
Nason, Yeager, Gerson, Harris & Fumero, P.A.
3001 PGA Boulevard
Palm Beach Gardens, FL 33410
Telephone: (561) 644-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

The information contained in this preliminary Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED May 1, 2024

__________ Shares of Common Stock

Unusual Machines, Inc.

We are offering _________ shares of common stock, $0.01 par value per share. Our common stock is listed on the New York Stock Exchange American (“NYSE American”) under the symbol “UMAC.” On ___________, 2024, the last reported sale price of our common stock as reported on the NYSE American was $____ per share.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to be subject to reduced public company reporting requirements.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting” beginning on page 46.

We have granted a 45-day option to the representative of the underwriters to purchase up to ______ additional shares of common stock at the public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, if any.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 7 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

We anticipate that delivery of common stock will be made on or about _____________, 2024.

Dominari Securities LLC

The date of this Prospectus is ____________, 2024.

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Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this Prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This Prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference in this Prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

To the extent there is a conflict between the information contained in this Prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the Securities and Exchange Commission, or the SEC, before the date of this Prospectus, on the other hand, you should rely on the information in this Prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the late date modifies or supersedes the earlier statement.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this Prospectus in that jurisdiction. Persons who come into possession of this Prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this public offering and the distribution of this Prospectus applicable to that jurisdiction.

Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third-parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this Prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

We may also provide a Prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this Prospectus. You should read both this Prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this Prospectus entitled “Where You Can Find More Information.”

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, contains forward-looking statements that involve risks and uncertainties. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this Prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements are neither historical facts nor assurances of future performance, and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

•	The market and sales success of our existing and any new products;
•	our ability to raise capital when needed and on acceptable terms;
•	our ability to make acquisitions and integrate acquired businesses into our company;
•	the sufficiency of our existing cash and cash equivalents to meet our working capital and capital expenditure needs over the next 12 months;
•	our ability to continue to operate as a going concern;
•	our limited operating history;
•	our ability to attract and retain qualified employees and key personnel;
•	our ability to manage our rapid growth and organizational change effectively;
•	changes in the political and regulatory environment and in business and economic conditions in the United States and globally;
•	geopolitical conflicts in Ukraine and Israel;
•	our ability to develop and maintain our brand cost-effectively; and
•	the other factors set forth in “Risk Factors” beginning on page 7 of this Prospectus.

You should read this Prospectus and the documents we have filed as exhibits to the Registration Statement, of which this Prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. You should not assume that the information contained in this Prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

Risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from those expressed or implied in our written or oral forward-looking statements may be found in this Prospectus under the heading “Risk Factors.”

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this Prospectus, particularly our forward-looking statements, by these cautionary statements.

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PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this Prospectus. This summary is not intended to be complete and does not contain all of the information that you should consider in making your investment decision. You should carefully read this entire Prospectus, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in this Prospectus before making an investment decision.

Unless the context otherwise requires, references to “we,” “our,” “us,” “Unusual” “Unusual Machines” or the “Company” in this Prospectus means Unusual Machines, Inc., a Nevada corporation.

Background of Unusual Machines

Unusual Machines, Inc. (“Unusual Machines” or the “Company”) is a Nevada corporation, originally incorporated July 11, 2019, with our principal place of business in Orlando, Florida. The Company was incorporated in Puerto Rico under the name “Red Cat Motor Corporation” on July 11, 2019, before changing its name to “AerocarveUS Corporation” on October 20, 2020 and then to “Unusual Machines, Inc.” on July 5, 2022. The Company reincorporated as a Nevada corporation on April 22, 2024.

Initial Public Offering

On February 16, 2024, the Company closed its Initial Public Offering (the “IPO”) of 1,250,000 shares of common stock at a public offering price of $4.00 per share. The shares of common stock are traded on the NYSE American. Simultaneous with the closing of the IPO, the Company acquired Fat Shark Ltd. (“Fat Shark”) and Rotor Riot, LLC (“Rotor Riot”) from Red Cat Holdings, Inc. (“Red Cat”).

The Business Combination & Business Overview

On November 21, 2022, the Company entered into a Share Purchase Agreement (the “Purchase Agreement”) with Red Cat and Jeffrey Thompson, the founder and Chief Executive Officer of Red Cat, pursuant to which we agreed to purchase Red Cat’s consumer business consisting of Fat Shark and Rotor Riot (the “Business Combination”). Under the terms of the Purchase Agreement, as amended, the Company purchased Rotor Riot and Fat Shark subsidiaries for $20.0 million (the “Purchase Price”) comprised of (i) $1.0 million in cash, (ii) a $2.0 million promissory note (the “Note”) issued by the Company to Red Cat, and (iii) $17.0 million of the Company’s common stock or 4,250,000 shares of common stock at the $4.00 per share IPO price.

Fat Shark is a leader in designing and manufacturing ultra-low latency first-person-view (“FPV”) video goggles for drone pilots, which it markets towards retail distributors including Rotor Riot.

Rotor Riot is a rapidly growing e-commerce marketplace, backed by the largest community of FPV drone pilots in the world and retails FPV drones and goggles, parts, tools, drone components, and accessories manufactured by third-parties.

Unusual Machines specializes in the production and sale of small drones and essential components and with the acquisitions of Fat Shark and Rotor Riot, it brings brand recognition and a strong curated retail channel in the FPV drone market segment. Unusual Machines intends to build its business both organically and through strategic acquisitions that leverage our retail business to onshore production of critical drone components. With the transition to onshoring production of drone components, the Company intends to expand into B2B channels for customers that require a domestic supply chain.

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The Drone Industry

The drone industry continues to expand to become a powerful business tool and recreational activity, with growth occurring broadly and across our targeted industries. According to Drone Industry Insights, the global drone market is expected to grow to $54.6 billion by 2030, with the commercial market growing at a 7.7% compound annual growth rate (“CAGR”). According to Allied Market Research, the drone component industry is likewise expanding. The drone flight controller market, valued at $15.53 billion in 2021 is expected to reach $28.86 billion by 2031. The drone motor market, valued at $2.6 billion in 2021 is projected to reach $9.9 billion by 2031.

Unusual Machines intends to pursue strategic acquisition targets that are cash flow positive and either sell drone parts or allow us to vertically integrate the production of drone parts. The Company believes that very promising, private companies (such as those the company will likely target) are in many instances underfunded and missing out on the ability to go public and bring their innovative products and solutions to a larger set of customers globally. We believe that unlocking this potential will be key to industry consolidation and breaking the dominance of China in the drone industry.

First Person View (FPV) Market Segment

Fat Shark and Rotor Riot principally operate in the FPV segment of the drone industry. This segment focuses on drones piloted with wearable display devices. These are head mounted displays (“HMDs”) or goggles for drone pilots. These goggles give pilots FPV perspective to control their drone in flight. This is a unique experience where the pilot is interacting with an aircraft through visual immersion. This experience is accomplished by live streaming footage from a camera mounted on the nose of the drone directly into specially designed goggles worn by the pilot. The image is transmitted via radio (traditionally analog but increasingly digital) to the pilot. The drone remote control unit, the drone, and the FPV goggles are all interconnected via radio. This effect requires sophisticated electronics that transmit visual information with sufficient speed and reliability to allow pilot control over the drone in real-time. Pilots routinely achieve speeds of over 90 mph in racing and other mission critical applications.

There are four common categories of FPV flight – freestyle flight, racing, cinema photography, and defense. In freestyle, the pilot navigates around obstacles focused on acrobatics and exploring the environment around the aircraft through the HMD. FPV racing describes a spectator sport where pilots fly their drones in competitions through a series of obstacles, flags, and gates in a racetrack. Cinema photography is the process of viewing and recording a subject matter from the air from the viewpoint of the pilot. Defense is a newer market segment characterized by the use cases emerging in the Ukrainian conflict.

Plans for Growth, Development, and Expansion

Unusual Machine’s plans to strengthen its market position through continued organic revenue growth. In parallel, the Company intends to aggressively invest in the extension of their business from just B2C sales to B2B sales of drone components. Unusual Machine’s business strategy includes (i) increasing its overall customer base with its products and rapid adoption; (ii) investing in new products and IP, starting with the Fat Shark and Rotor Riot acquisitions that were completed with our IPO, (iii) expanding and growing Unusual Machine’s customer base and revenue streams from its existing customer base using a “land-and-expand” model that establishes initial relationships and grows those relationships through the provision of high quality products and services, (iv) enhancing the company’s products to improve the integration of third-party solutions, and (v) seeking strategic partnerships and sponsorships with companies that want access to the FPV community.

Risk Factors Summary

Our business and an investment in our common stock are subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this Prospectus summary. Some of these risks include:

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Risks Related to our Business and Financial Conditions

•	The reports from Rotor Riot and Fat Shark’s independent registered public accounting firm for the fiscal year ended April 30, 2023 and prior years include an explanatory paragraph that they may not be able to continue operating as a going concern.
•	Because the Company has no operating history prior to its acquisition of Fat Shark and Rotor Riot, any investment in us is highly speculative.
•	The Company may be unable to repay the Note.
•	Fat Shark and Rotor Riot have incurred net losses since their acquisition by Red Cat and may fail to achieve or maintain profitability.
•	If the proceeds of the recent IPO are insufficient to meet our working capital needs, and if we are then not able to obtain sufficient capital, we may be forced to limit the scope of our operations.
•	If we lose key personnel, it may adversely affect our business.
•	Conflicts of interest involving our Board of Directors (the “Board”) and other parties could materially harm our business.
•	If we are unable to attract new customers or maintain and grow Fat Shark and Rotor Riot existing customer relationships in a manner that is cost-effective, our revenue growth could be slower than we expect and our business may be harmed.
•	Future operating results and key metrics may fluctuate significantly from period-to-period due to a wide range of factors, which makes our future results difficult to predict.
•	Our failure to effectively manage our growth could harm our business.
•	If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely affected.

Risks Related to Our Sale of Drone-Related Products and Operations in the Drone Industry

•	We operate in an emerging and rapidly evolving industry which makes it difficult to evaluate our business and future prospects.
•	We face competition from larger companies that have substantially greater resources which challenges our ability to establish market share, grow the business, and reach profitability.
•	The development and manufacture of FPV goggles encompasses several complex processes and several steps of our production processes are dependent upon third party vendors, supply chains, the availability of printed circuit boards (PCBs), optics, and certain chips, and any change in availability of these components, manufacturing or design partners could result in delivery interruptions, which could adversely affect our operating results.
•	Several steps of our production processes are dependent upon certain critical machines and tools which could result in delivery interruptions and foregone revenues.
•	We may not be able to procure necessary key components for our products or may produce or purchase too much inventory.
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We may not be able to keep pace with technological advances; and we depend on advances in technology by other companies.

Lack of long-term purchase orders and commitments from customers, and other factors such as seasonality and high fluctuation in revenue, may lead to a rapid decline in sales or make it difficult to evaluate us.

•	Our products require ongoing research and development and may experience technical problems or delays, which could lead the business to fail.
•	If we are involved in litigation, which may arise from intellectual property disputes, personal injury, property damage, regulatory violations other disputes, it could harm our business or otherwise distract management.
•	Our business is highly dependent upon our brand recognition and reputation, and the failure to maintain or enhance our brand recognition or reputation, including due to our high reliance on online and social media platforms, would likely adversely affect our business and operating results.
•	Future growth and ability to generate and grow revenue and achieve or maintain profitability may be adversely affected if our marketing initiatives are not effective in generating sufficient levels of brand awareness.
•	Future acquisitions could disrupt our business and adversely affect our operating results, financial condition and cash flows.
•	If we incur any future impairment in the carrying value of our goodwill asset or write-off of our general intangibles, it could depress our stock price.
•	Product quality issues and a higher-than-expected number of warranty claims or returns could harm our business and operating results.

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Risks Related to Intellectual Property Protection

•	If third-party intellectual property infringement claims are asserted against us, it may prevent or delay our product development and commercialization efforts and have a material adverse effect on our business and future prospects.
•	We may depend on intellectual property rights including patent rights that have not yet been and may not be obtained by us, and our intellectual property rights and proprietary rights may not adequately protect our products.
•	If we lose our rights under our third-party technology licenses, our operations could be adversely affected.
•	Significant inflation could adversely affect our business and financial results.

Risks Related to Government Regulation of Our Operations and Industry

•	Failure to obtain necessary regulatory approvals from the FAA or other governmental agencies by us, our customers, or others who use our products, or limitations put on the use of unmanned aircraft systems, or “UAS,” in response to public privacy or safety concerns, may prevent us from expanding the sales of our drone solutions in the United States.
•	Rising threats of international tariffs, including tariffs applied to goods between the U.S. and China, may materially and adversely affect our business.
•	We are or may become subject to governmental export and import controls, economic sanctions and other laws and regulations that could subject us to liability and impair our ability to compete in international markets.
•	If the courts uphold the SEC’s climate change rules, we will incur additional costs which may materially and adversely affect our operating results and financial condition.
•	If we fail to comply with U.S. and foreign laws related to privacy, data security, and data protection, it could adversely affect our operating results and financial condition.
•	Any failures of or damage to, attack on or unauthorized access to our information technology systems or facilities or disruptions to our continuous operations, including the systems, facilities or operations of third parties with which we do business, such as resulting from cyber-attacks, could result in significant costs, reputational damage and limits on our ability to conduct our business activities.

Risks Related to Our Common Stock

•	Because Red Cat and its Chief Executive Officer (who is also one of our directors) own 45.54% and 3.52%, respectively, of our common stock as of the date of this Prospectus, the voting power of the other stockholders is limited and Red Cat will likely be able to control our business, elect our Board and otherwise control the Company which control may place their interests ahead of our stockholders’ interests. See “Principal Stockholders.”
•	Because the market price of shares of our common stock is subject to fluctuation, you may not be able to sell your common stock at the Offering price.
•	Because our public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.
•	Because our sole remedy under the Purchase Agreement, as amended by the Second Amendment, in the event of any breaches of representations and warranties is to cancel some or all of the 125,000 shares of our common stock, the value of such shares maybe an insufficient remedy.
•	We will incur significant additional costs as a result of being a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.
•	Our failure to maintain effective disclosure controls and internal controls over financial reporting could have an adverse impact on us.
•	Our Auditor and Red Cat’s auditor recently was subjected to certain significant enforcement actions in Canada. If its ability to perform audits for public companies in the United States is restricted it could have material adverse consequences on the Company and our investors.
•	Because the Purchase Price for Fat Shark and Rotor Riot exceeds an independent valuation that Red Cat received for the enterprise value of the target companies, you may lose all or part of your investment.
•	We will carry a significant amount of goodwill as an asset on our balance sheet which we must value at least annually and as a result we may be required to write off some or all of that goodwill.
•	Because our common stock is listed on NYSE American, we are now subject to additional regulations and continued requirements.
•	Our Board may authorize and issue shares of new classes of stock that could be superior to or adversely affect current holders of our common stock.
•	If we raise capital in the future, it may dilute our existing stockholders’ ownership and/or have other adverse effects on us, our securities or our operations.
•	Common stock eligible for future sale may adversely affect the market.
•	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common stock, the market price for our common stock and trading volume could decline.
•	We and our investors face the implications of our status as an emerging growth company under the federal securities laws and regulations.
•	We have never paid dividends and we do not expect to pay dividends for the foreseeable future
•	Our Articles of Incorporation contains certain provisions which may result in difficulty in bringing stockholder actions against or on behalf of the Company or its affiliates.

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Summary of the Offering

Common stock offered by the Company:	_________ shares of our common stock.

Shares of common stock outstanding prior to the Offering:	9,333,341 shares

Shares of common stock outstanding after the Offering:	_________ shares

Over-allotment option:

The underwriters have an option for a period of 45 days to purchase up to _______ additional shares, or an additional 15% of the shares of common stock offered in this Offering to cover over-allotments, if any.

Use of proceeds:

We estimate that we will receive net proceeds of approximately $_________ from our sale of shares of common stock in this Offering, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds of this Offering for working capital and general corporate purposes.

NYSE American symbol:	“UMAC”

Risk factors:

Investing in our common stock involves a high degree of risk and purchasers of our securities may lose their entire investment. See “Risk Factors” and the other information included and incorporated by reference into this Prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our securities.

Lock-up:	Shares of the Company’s common stock held by its directors, officers, and 5% shareholders will be subject to a lock-up of 180 days. In addition, we have agreed with the underwriters not to issue any equity, equity derivatives or debt for a period of 180 days after the Closing date of this Offering without the prior consent of the Representative.

The number of shares outstanding after this Offering is based on 9,333,341 shares of our common stock outstanding as of _________, 2024, and excludes:

•	62,500 shares of our common stock issuable upon the exercise of our warrant previously issued to the underwriters in connection with the IPO;
•	350,000 shares of our common stock issuable upon conversion of outstanding Series B preferred stock (the “Series B”); and
•	Future equity grants to our Chief Executive Officer, Chief Financial Officer, and independent directors. See “Executive Compensation”.

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RISK FACTORS

Any investment in our securities involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this Prospectus before deciding whether to purchase our securities. Our business, financial condition and results of operations could be materially adversely affected by these risks if any of them actually occur. This Prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this Prospectus.

Risks Related to our Business and Financial Condition

Because Fat Shark and Rotor Riot’s auditors have qualified their reports on a going concern basis and with our history of losses, we may not be able to continue operating as a going concern.

We have experienced losses from operations since inception and have never generated positive cash flow. The success of our business plan during the next 12 months and beyond will be contingent upon generating sufficient revenue to cover our operating costs. The reports from Fat Shark and Rotor Riot’s independent registered public accounting firm for the fiscal year ended April 30, 2023 and prior years include an explanatory paragraph stating Fat Shark and Rotor Riot have each recurring net losses from operations, negative operating cash flows, and will need additional working capital for ongoing operations. These factors, among others, raise substantial doubt about each of our ability to continue as a going concern. We believe that the net proceeds from our recent IPO in February 2024 and our existing cash will be sufficient to fund our current operating plans through at least the next 12 months. We have based these estimates, however, on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect and need to raise additional funds sooner than we anticipate.

Because the Company had a very limited operating history prior to its acquisition of Fat Shark and Rotor Riot, any investment in us is highly speculative.

We completed our acquisitions of Fat Shark and Rotor Riot simultaneously with the closing of our IPO in February 2024. Both companies, prior to the completion of the acquisitions, were operated by Red Cat since their acquisition by Red Cat in 2020. While the management of each company is expected to remain, no Red Cat officer, other than Dr. Allan Evans who became our Chief Executive Officer in December 2023, is joining us. Our management team will be headed by our executive officers including Andrew Camden, our new Chief Operating Officer who joined us from Rotor Riot together with individuals from Fat Shark and Rotor Riot, and our operations going forward are therefore subject to ordinary integration risks where two companies and two cultures are combined. Further, we may not accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors facing us, and, therefore, we may fail to make accurate financial forecasts. Our current and future expense levels are based largely on our budgeted plans and estimates of future revenue. Similarly, if we are able to raise additional funds in future financing transactions, we may use a portion of those proceeds to acquire other operating businesses in our industry or in related industries to facilitate strategic growth and build our market presence and revenue potential. If we do acquire one or more businesses in the future, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall, which could then force us to curtail our business operations or plan of operations or acquisitions.

Additionally, our current revenue projections are based largely on customer and partner relationships and contracts that are still the subject of negotiation, the results of which remain uncertain. In addition to having no experience as a public company, our new operations will be subject to the risk of a lack of diversification, as today we are limited to drone products designed for consumer or recreational use rather than military or industrial applications. In the future, we may diversify our products beyond the consumer and recreational use but the timeline and success of those efforts are uncertain. Our new subsidiaries will lack the support they previously had in terms of their product development and production efforts, as they can no longer access the more vertically integrated resources that were available to them at Red Cat. The risk of this occurring will intensify if a recession occurs in the U.S. or global economy, as our future business is aimed at consumers whose spending patterns will likely decline as a result of inflation and the prospect of an economic downturn.

Fat Shark and Rotor Riot must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations, integration and growth process. Due to these contingencies, we may be unable to achieve or maintain profitability in some or all of our business segments in a timely manner or at all.

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The Company may be unable to repay indebtedness

As part of the acquisition Purchase Price, we issued a $2.0 million Note to Red Cat.

The Note bears interest at 8%. Interest is payable monthly in arrears on the 15th day of each month commencing on March 15, 2024. The principal amount of the note is payable in a lump sum on August 16, 2025. In the event of a qualified financing of debt or equity where the Company receives net proceeds of $5.0 million in one or more related transactions, Red Cat may require the Company to repay the Note with accrued interest thereon in cash. Upon an event of default, Red Cat may require the Company to convert the Note into shares of our common stock, subject to beneficial ownership limitations set forth in the Note, at a conversion price equal to an amount of the 10-day average VWAP, as defined in the Note prior to the conversion date.

On the closing date of the consummation of the acquisition, the parties to the agreed to defer the requirement to provide the Estimated Working Capital Statement (as defined in the Purchase Agreement) and the calculations of the Estimated Working Capital (as defined in the Purchase Agreement), and as applicable, the Estimated Working Capital Excess Amount (as defined in the Purchase Agreement) or the Estimated Working Capital Deficiency Amount (as defined in the Purchase Agreement) required by Section 2.04(a) of the Purchase Agreement. Rather, the parties agreed that their respective financial teams will deliver estimated or agreed upon actual calculations of the foregoing (based on the book value of physical inventory and fair value of any transition inventory in accordance with Generally Accepted Accounting Principles) on or before May 17, 2024 (the “Calculation Date”). Any disputes with respect to any calculations including the failure to agree on such calculations by the Calculation Date (unless the Parties shall agree to an extension of the Calculation Date in writing) shall be resolved by an Independent Accounting Firm and the mechanics set forth in Section 2.04(c) of Purchase Agreement. No payments or adjustments related to Working Capital was made on the Closing Date. In the event that after determining the actual Working Capital calculation, any actual Working Capital Excess Amount, at Red Cat’s option, will be paid in cash or will increase the principal amount of the Note and any actual Working Capital Deficiency Amount will, at Red Cat’s option, will be paid in cash or will reduce the principal amount of the Note dollar for dollar. This potentially can adversely impact our liquidity or increase the amount of our indebtedness.

In order to repay the Note we will need to expend proceeds, obtain additional debt financing, or refinance the Note. There is no guarantee that any refinancing or debt financing will be successful or on favorable terms. Any additional convertible debt or equity financings may be dilutive to our stockholders, and such dilution may be significant based upon the size of such financing. Further, because of our lack of operating history, we may be unable to generate enough capital to fulfill the obligations under the Note issued to Red Cat. If we fail to repay the Note, Red Cat may exercise all rights and remedies owed to it under the Note, including conversion of the Note. If Red Cat converts the Note, our stockholders will experience dilution.

Fat Shark and Rotor Riot have incurred net losses since their acquisition by Red Cat and may fail to achieve or maintain profitability.

Since their acquisition by Red Cat in 2020, Fat Shark and Rotor Riot incurred net losses for each reported quarter with the exception of Fat Shark which reported a small net income in the quarter ended July 31, 2022. Further, Unusual Machines was formed in July 2019 and has not conducted any active business. Following our acquisition of Fat Shark and Rotor Riot, their operations now constitute our business. Further, Fat Shark had lower revenues in fiscal year 2023 compared to fiscal year 2022, and Rotor Riot had higher net losses in fiscal year 2023 compared to fiscal year 2022, and generally experiences fluctuating revenue as a result of recurring seasonal sales cycles. We will need to generate higher revenues and control operating costs in order to attain profitability. There can be no assurances that we will be able to do so or to reach profitability.

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We expect to continue to incur losses for the foreseeable future and we expect costs to increase in future periods as we expend substantial financial and other resources on, among other things:

•	researching, developing, producing and distributing new products;

•	sales and marketing, which will require time before these investments generate sales results;

•	general and administrative expenditures, including significantly increasing expenses in accounting and legal fees related to the increase in the sophistication and resources required for public company compliance and other needs arising from the growth and maturity of the Company;

•	competing with other companies that are currently in, or may in the future enter, the markets in which we compete;

•	maintaining high customer satisfaction and ensuring product and service quality;

•	developing our indirect sales channels and strategic partner network;

•	maintaining the quality of our technology infrastructure;

•	establishing and increasing market awareness of our Company and enhancing our brand;

•	maintaining compliance with applicable governmental regulations and other legal obligations, including those related to intellectual property and drones; and

•	attracting and retaining top talent in a competitive labor market.

These expenditures may not result in additional revenue or the growth of our business in the manner or to the extent anticipated or intended or at all. If following the acquisition of Fat Shark and Rotor Riot, we fail to grow revenue or to achieve or sustain profitability, our business, financial condition, results of operations, and prospects could be materially adversely affected and the market price of our common stock could be adversely affected.

If the proceeds of this Offering are insufficient to meet our working capital needs, and if we are then not able to obtain sufficient capital, we may be forced to limit the scope of our operations.

We expect that the net proceeds of this Offering and the cash on hand will be sufficient to meet our working capital needs for at least 12 months. However, our future business is aimed at consumers who face inflation and the possibility of a recession. Accordingly, we may require substantial additional working capital. The expected use of net proceeds of this Offering represents our current intentions based upon our present plan and business conditions. As of the date of this Prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this Offering. We will have broad discretion in the application of the net proceeds in the category of working capital and general corporate purposes, including acquisitions, and to fund ongoing operations and expansion of our business, and investors will be relying on our judgment regarding the application of the net proceeds of this Offering. Depending on the outcome of our business activities and other unforeseen events, our plans and priorities may change and we may apply the net proceeds of this Offering in different proportions than we currently anticipate.

There can be no assurance that our businesses will reach profitability. If adequate additional debt and/or equity financing is not available on reasonable terms or at all, then we may not be able to continue to develop our business activities, and we will have to modify our business plan. These factors could have a material adverse effect on our future operating results and our financial condition.

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Our ability to raise financing through sales of equity linked securities depends on general market conditions and the demand for our common stock. We may be unable to raise adequate capital through sales of equity linked securities, and if our stock price is lower than the Offering price at the time of such sales, our existing stockholders could experience substantial dilution. Debt transactions often include restrictive covenants that could limit our ability to engage in strategic transactions, acquire complimentary businesses, or adjust to changing market environments as quickly or efficiently as we otherwise would or at all. Further, if adequate financing is not available or is unavailable on acceptable terms, we may find we are unable to fund our planned expansion, continue offering the Fat Shark and Rotor Riot products, take advantage of acquisition opportunities, develop or enhance or products, or to respond to competitive pressures in the industry which may jeopardize our ability to continue operations.

If we lose key personnel, it may adversely affect our business.

Our future success depends in large part on the continued contributions of our executive officers, members of senior management and other key personnel, particularly Dr. Allan Evans, our Chief Executive Officer. As more fully described elsewhere in this Prospectus, Dr. Evans’ leadership, knowledge and experience in the drone industry is expected to be crucial to our business plan and any future successes and progress we experience. The loss of Dr. Evans’ services would therefore materially adversely affect our business and prospects. We have obtained “key person” insurance for Dr. Evans but not for any other officers or employees. Our executive officers, senior management and key personnel are all employed on an at-will basis, which means that they could terminate their employment with us at any time, for any reason and without notice. The loss of any of our key management personnel could significantly delay or prevent the achievement of our development and strategic objectives and adversely affect our business.

Conflicts of interest involving our Board and other parties could materially harm our business.

Our Board, on which we heavily depend are or may become involved in other endeavors giving rise to conflicts of interests that are adverse to the Company. See “Management and Board of Directors.” Mr. Jeffrey Thompson, a member of our Board, also has significant roles and interests in the drone industry outside our Company. These arrangements could cause him to be unable or decline to devote sufficient time and attention to our Company at the expense of these other ventures, and/or to face a conflict of interest, financial or otherwise, adverse to us and in favor of these other ventures. Accordingly, from time-to-time our directors may not devote sufficient time and attention to our affairs, which could have a material adverse effect on our operating results, and there can be no assurance that other conflicts of interest will not arise from their other business ventures, any of which could materially and adversely impact our business.

In addition, the primary contract manufacturer for Fat Shark headsets is Shenzhen Fat Shark Co Ltd. (the “Supplier”), a company located in China which is majority-owned by Molly Mo, who is the wife of Greg French, founder and former owner of Fat Shark prior to its acquisition by Red Cat. Mr. French is no longer affiliated with Fat Shark.

Finally, Rotor Riot offers a variety of drone products through its website, which includes a number of product offerings from competitors in the drone industry. While these relationships have enabled us to generate revenue, by virtue of their involvement in the sale of drones and drone-related products these customers also have interests that are adverse to ours, and may determine to reduce their expenditures on our products in the future and/or to vertically integrate their operations to reduce or eliminate their reliance on our products.

Any of the foregoing developments could result in materially adverse consequences to our Company, results of operations and financial condition.

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If we are unable to attract new customers or maintain and grow Fat Shark and Rotor Riot existing customer relationships in a manner that is cost-effective, our revenue growth could be slower than we expect and our business may be harmed.

To increase our revenue following the acquisition of Fat Shark and Rotor Riot, we must add new customers, upsell to our existing customers, enhance our products with features that set us apart from our competitors, and effectively develop and market new products that enable us to maintain and expand our brand and market share. Demand for our products is affected by a number of factors, many of which are beyond our control. Additionally, the projections and estimates about the future success and growth of the drone industry and demand for drone-related products such as ours, including those referenced elsewhere in this Prospectus, could prove to be incorrect, in which case our results of operations and prospects will decline. For example, if a recession occurs in the U.S. or global economy, we expect that consumer spending, particularly for non-essential goods such as our drone products which are largely focused on recreational uses, may decline, limiting our ability to attract or maintain a sufficient customer base to achieve or maintain the revenue we seek in the development and sale of our products. Even if we do attract customers, the cost of new customer acquisition may prove so high as to prevent us from achieving or sustaining profitability.

Our future success also depends on our ability to increase the use of our products and solutions within and across our existing customers and future customers. While we believe there is a significant opportunity to further expand within Fat Shark and Rotor Riot’s existing customer base, including due to our planned employment of a “land-and-expand” business model in which we plan to establish relationships with new customers and grow those relationships over time by providing high quality products and services, our growth prospects depend on our ability to persuade customers to buy more product, and if we fail to do so, our business goals and prospects may not be achieved to the extent sought or anticipated or at all.

Future operating results and key metrics may fluctuate significantly from period-to-period due to a wide range of factors, which makes our future results difficult to predict.

Our operating results and key metrics could vary significantly from quarter-to-quarter as a result of various factors, some of which are outside of our control, including:

•	the expansion or contraction of our customer base and the amount of product ordered;

•	the size, duration and terms of our contracts with both existing and new customers, including distributors we contract with particularly as to Fat Shark’s sale of FPV goggles;

•	seasonality of sales at Rotor Riot which generally has experienced higher sales volumes in October – December than in other three-month periods as a result of holiday purchases and its e-commerce focus;

•	sales cycles which fluctuate and often include delays between the end of one product or solution’s cycle and the launch of a new product or solution to replace or supplement the prior offering, which for example significantly impacts Fat Shark’s sales as it improves upon and launches new products and shifts focus away from older products;

•	the introduction of products and product enhancements by competitors, and changes in pricing for products offered by us or our competitors;

•	customers delaying purchasing decisions in anticipation of new products or product enhancements by us or our competitors or otherwise;

•	changes in customers’ budgets;

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•	the amount and timing of payment for expenses, including infrastructure, research and development, sales and marketing expenses, employee benefit and stock-based compensation expenses;

•	costs related to the hiring, training and maintenance of our employees;

•	any future impact from COVID-19, including any long-term or pervasive effects of the virus;

•	any future impact from the ongoing geopolitical military conflict (including the war in Israel, the Russian war in Ukraine, tensions between China and Taiwan, and other unrest in the Middle East);

•	supply chain issues due to Fat Shark’s reliance on one related party Chinese supplier;

•	political unrest affecting our relationship with China and future tariffs;

•	our lack of a long-term agreement with our suppliers which can affect the availability of parts and future costs;

•	changes in laws and regulations or other regulatory developments that impact our business;

•	the timing and extent of the growth of our business; and

•	general economic and political conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers operate.

Any one of these or other factors discussed elsewhere in this Prospectus may result in fluctuations in our operating results, meaning that quarter-to-quarter comparisons may not necessarily be indicative of our future performance.

Any failures of or damage to, attack on or unauthorized access to our information technology systems or facilities or disruptions to our continuous operations, including the systems, facilities or operations of third parties with which we do business, such as resulting from cyber-attacks, could result in significant costs, reputational damage and limits on our ability to conduct our business activities.

Our operations will depend on information technology infrastructure and computer systems, both internal and external, to, among other things, record and process customer and supplier data, marketing activities and other data and functions and to maintain that data and information securely. In recent years, several organizations have suffered successful cyber-attacks launched both domestically and from abroad, resulting in the disruption of services to customers, loss or misappropriation of sensitive or private data and reputational harm. If we are subject to a cyber-attack, we could suffer a similar breach or suspension in the future. Further, we may be unaware of a prior attack and the damage caused thereby until a future time when remedial actions cannot be taken. Cyber-threats are often sophisticated and are continually evolving. We may not implement effective systems and other measures to effectively identify, detect, prevent, mitigate, recover from or remediate the full diversity of cyber-threats or improve and adapt such systems and measures as such threats evolve and advance in their ability to avoid detection.

A cyber-security incident, or a failure to protect our technology infrastructure, systems and information and our customers, suppliers and others’ information against cyber-security threats, could result in the theft, loss, unauthorized access to, disclosure, misuse or alteration of information, system failures or outages or loss of access to information. The expectations of our customers and regulators with respect to the resiliency of our systems and the adequacy of our control environment with respect to such systems may increase as the risk of cyber-attacks, which is presently elevated due to the recent work-from-home environment arising from the COVID-19 pandemic, and the consequences of those attacks become more pronounced. We may not be successful in meeting those expectations or in our efforts to identify, detect, prevent, mitigate and respond to such cyber-incidents or for our systems to recover in a manner that does not disrupt our ability to provide products and services to our customers or product personal, private or sensitive information about our business, customers or other third parties.

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In July 2023, the Securities and Exchange Commission (the “SEC”) approved final rules requiring public companies to report material cybersecurity incidents and disclose their cybersecurity risk management, strategy and governance. The new rules will apply to us beginning next June and will require us to enhance our cybersecurity compliance efforts and have the effect of causing us to expend funds to prevent material cybersecurity incidents and begin making cybersecurity periodic and annual disclosures.

Specifically, the new rules impose a new Form 8-K disclosure requirement about material cybersecurity incidents within four business days after we determine that a cybersecurity is material. Annually we will be required to disclose in our 10-K our processes, if any, to assess, identify and manage material risks from cybersecurity threats including whether we have hired third parties in connection with the processes. We also will be required to disclose whether any risks from cybersecurity threats have or are materially reasonably likely to materially affect us. Finally, we must describe our Board oversight of risks from cybersecurity threats and management’s role in assessing and managing these risks. We expect to incur material additional compliance and reporting costs, including monitoring, collecting, and analyzing data concerning cyber-security incidents and evaluating and preparing the required disclosure. We may also be required to incur third party compliance costs.

The failure to maintain an adequate technology infrastructure and applications with effective cyber-security controls could impact operations, adversely affect our financial results, result in loss of business, damage our reputation or impact our ability to comply with regulatory obligations, leading to regulatory fines and sanctions. We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from cyber-security threats. Failing to prevent or properly respond to a cyber-attack could expose us to regulatory fees or civil liability, cause us to lose customers or suppliers, prevent us from offering our products including due to resulting regulatory action, impair our ability to maintain continuous operations, and inhibit our ability to meet regulatory requirements.

Our failure to effectively manage our growth could harm our business.

Businesses, including development stage companies such as ours which often grow rapidly, may have difficulty managing their growth. These challenges are exacerbated in circumstances such as ours following a recent acquisition of operating businesses. We intend to expand the number and types of products we sell as we grow, if and as capital becomes available. Further, because of our reliance on consumer spending which depends on novelty and social trends, and the rapid and constant technologically advancements that characterize our industry, we are subject to periodic sales cycles, and we will therefore need to replace and regularly introduce on a timely basis new products and technologies, enhance existing products, and effectively stimulate customer demand for new products and upgraded or enhanced versions of our existing products. Similarly, because our product offerings are largely dependent on others’ drone-related products and activities, we may need to adjust or update as third parties advance or alter their technology and activities. If we are able to successfully develop, produce and market our products, we will likely need to incur additional expenditures and expand our personnel with additional employees and consultants who are capable of providing the necessary support. We cannot assure you that our management will be able to manage our growth effectively or successfully.

The replacement and expansion of our products is expected to place a significant strain on our management, operations and engineering resources. Specifically, the areas that are strained most by these activities include the following:

•	New Product Launches: With the changes in and growth of our product portfolio, we will experience increased complexity in coordinating product development, manufacturing, and shipping. As this complexity increases, it places a strain on our ability to accurately coordinate the commercial launch of our products with adequate supply to meet anticipated customer demand and effectively market to stimulate demand and market acceptance. We may experience delays in our operations or product development or production efforts. If we are unable to scale and improve our product launch coordination, we could frustrate our customers and reduce or delay product sales;

•	Existing Products Impacted by New Introductions: The introduction of new products or product enhancements may shorten the life cycle of our existing products, or replace sales of some of our current products, thereby offsetting the benefit of even a successful product introduction and may cause customers to defer purchasing our existing products in anticipation of the new products and potentially lead to challenges in managing inventory of existing products. We may also provide price protection to some of our retailers as a result of our new product introductions and reduce the prices of existing products. Granting these rights exposes us to greater risk of operational losses, as they limit our ability to react and adapt to changing economic conditions, such as rising costs caused by supply chain shortages. If we fail to effectively manage new product introductions, our revenue and ability to become profitable may be harmed; and

•	Forecasting, Planning and Supply Chain Logistics: With the changes in and growth of our product portfolio, we will experience increased complexity in forecasting customer demand, in planning for production, and in transportation and logistics management. If we are unable to scale and improve our forecasting, planning, production, and logistics management, we could frustrate our customers, lose product sales or accumulate excess inventory.

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The drone industry relies on limited sources to supply certain components and materials used in the manufacturing of drones. Our intention is to purchase certain components from suppliers based in the United States, which may lead us to pay higher prices, or select parts from a more limited number of suppliers relative to our competitors, which would adversely impact our gross margin and operating results. Our operating results could be materially adversely impacted if our suppliers do not provide the critical components used to assemble our products on a timely basis, at a reasonable price, and in sufficient quantities.

Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of components for our products. All of the components that go into the manufacturing are sourced from third-party suppliers.

Some of the key components used to manufacture our products come from a limited or single source of supply, or by a supplier that could potentially become a competitor. Our contract manufacturers generally purchase these components on our behalf from approved suppliers. We are subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules.

If we lose access to components from a particular supplier or experience a significant disruption in the supply of products and components from a current supplier, we may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all, and our business could be materially and adversely affected. In addition, if we experience a significant increase in demand for our products, our suppliers might not have the capacity or elect not to meet our needs as they allocate components to other customers. Developing suitable alternate sources of supply for these components may be time-consuming, difficult and costly, and we may not be able to source these components on terms that are acceptable to us, or at all, which may adversely affect our ability to meet our development requirements or to fill our orders in a timely or cost-effective manner. Identifying a suitable supplier is an involved process that requires us to become satisfied with the supplier’s quality control, responsiveness and service, financial stability, labor and other ethical practices, and if we seek to source materials from new suppliers, there can be no assurance that we could do so in a manner that does not disrupt the manufacture and sale of our products.

Our reliance on single source, or a small number of suppliers involves a number of additional risks, including risks related to supplier capacity constraints, price increases, timely delivery, component quality, failure of a key supplier to remain in business and adjust to market conditions, delays in, or the inability to execute on, a supplier roadmap for components and technologies; and natural disasters, fire, acts of terrorism or other catastrophic events, including global pandemics.

Certain components and services necessary for the manufacture of our products are available from only a limited number of sources, and other components and services are only available from a single source. Our relationship generally is on a purchase order basis and these firms do not have a contractual obligation to provide adequate supply or acceptable pricing to us on a long-term basis. These suppliers could discontinue sourcing merchandise for us at any time. If any of these suppliers were to discontinue its relationship with us, or discontinue providing specific products to us, and we are unable to contract with a new supplier that can meet our requirements, or if they or such other supplier were to suffer a disruption in their production, we could experience disruption of our inventory flow, a decrease in sales and the possible need to re-design our products. Any such event could disrupt our operations and have an adverse effect on our business, financial condition and results of operations. Several new and alternative suppliers have begun offering components suitable for use in our products. With new tooling and electronics, any one of these alternative components could be incorporated into our products but our costs could be higher, they may offer less performance, and, as a result, make our products too costly and less desirable.

If we are unable to attract, integrate and retain additional qualified personnel, including top technical talent, our business could be adversely affected.

Our future success depends in part on our ability to identify, attract, integrate and retain highly skilled technical, managerial, sales and other personnel, particularly as we attempt to expand our operations and further develop and market our products. We face intense competition for a limited number of qualified individuals with the requisite skills and experience from numerous other companies, including other software and technology companies, many of whom have greater financial and other resources than we do. These companies also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those we have to offer. In addition, new hires often require significant training and, in many cases, take significant time before they achieve full productivity. We may incur significant costs to attract and retain qualified personnel, including significant expenditures related to salaries and benefits and compensation expenses related to equity awards, and we may lose new employees to competitors or other companies before we realize the benefit of our investment in recruiting and training them. Moreover, new employees may not be or become as productive as we expect, as we may face challenges in adequately or appropriately integrating them into our workforce and culture. In addition, as we move into new geographies, we will need to attract and recruit skilled personnel in those areas. We have limited experience with recruiting in geographic areas outside of the United States, and may face additional challenges in attracting, integrating and retaining international employees. If we are unable to attract, integrate and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, our business will be adversely affected.

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Risks Related to Our Sale of Drone-Related Products and Operations in the Drone Industry.

We operate in an emerging and rapidly evolving industry which makes it difficult to evaluate our business and future prospects.

The drone industry is relatively new and is growing rapidly. As a result, it is difficult to evaluate our business and future prospects. We cannot accurately predict whether, and even when, demand for our products will increase, if at all. The risks, uncertainties and challenges encountered by companies operating in emerging and rapidly growing industries include:

•	generating sufficient revenue to cover operating costs and sustain operations;

•	acquiring and maintaining market share;

•	attracting and retaining qualified personnel;

•	successfully developing and commercially marketing new products;

•	complying with development regulatory requirements;

•	the possibility that favorable estimates or projections prove to be incorrect;

•	responding effectively to changing technology, evolving industry standards, and changing customer needs or requirements; and

•	accessing the capital markets to raise additional capital, on reasonable terms, if and when required to sustain operations or to grow the business.

As such, our current expectations and projects about future events and trends may be different from the actual results. Furthermore, if we are unable to address any of the above challenges successfully, our business, financial condition, results of operations, and prospects may be adversely affected by such failure.

We face competition from larger companies that have substantially greater resources which challenges our ability to establish market share, grow the business, and reach profitability.

The drone industry is attracting a wide range of significantly larger companies which have substantially greater financial, management, research and marketing resources than we have. The drone hardware and parts and components spaces are dominated by larger Chinese companies such as SZ DJI Technology Company, Ltd and T-Motor. With respect to our FPV products, current and potential future competitors also include a variety of established, well-known diversified consumer electronics manufacturers such as Samsung, Sony, LG Electronics (LGE), HTC, Lenovo, Epson, Yuneec, Boscam, Eachine, Walkera, SkyZone, MicroLED and large software and other products companies such as Alphabet Inc. (Google), Microsoft, Facebook and Snap. The large number of smaller and/or private companies focused on drone solutions also have competitive advantages over us which we may struggle to overcome, particularly as we seek to further establish and grow our customer base. Our competitors may be able to provide customers with different or greater capabilities than we can provide, including technical qualifications, pricing, and key technical support. Many of our competitors may utilize their greater resources to develop competing products and technologies, leverage their financial strength to utilize economies of scale and offer lower pricing, and hire more qualified personnel by offering more generous compensation packages. On the other hand, other small business competitors may be able to offer more cost competitive solutions or may be able to adapt more quickly to market developments due to lower overhead costs, leveraging of their professional relationships and networks, geographic or specialty focuses or greater flexibility inherent in smaller operations and a lower number of personnel.

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Among product and service features that drive competition in our industry are breadth of product line, quality and durability of products, stability, reliability and reputation of the provider, along with cost. Quantity discounts, price erosion, and rapid product obsolescence due to technological improvements are therefore common in our industry as competitors strive to retain or expand market share. The Company’s ability to compete effectively will depend on, among other things, the Company’s pricing models, quality of customer service, development of new and enhanced products and services in response to customer demands and changing technology, reach and quality of sales and distribution channels and capital resources. Competition could lead to an inability to sustain sales levels, a reduction in the rate at which the Company adds new customers, a decrease in the size of the Company’s market share and a decline in its customers and revenue. In order to secure sales, we may have to offer comparable products and services at lower pricing, which could adversely affect our operating margins. Our inability to compete effectively against these larger companies could have a material adverse effect on our business, financial condition and operating results.

The development and manufacture of FPV goggles encompasses several complex processes and several steps of our production processes are dependent upon third party vendors, supply chains, the availability of PCBs, optics, and certain chips. Any change in availability of these components, manufacturing or design partners could result in delivery interruptions, which could adversely affect our operating results.

As we continue to develop our products, we must progress through the complex and challenging processes involved in the technology and designs on which Fat Shark and Rotor Riot products are founded. Fat Shark and Rotor Riot rely on third party suppliers for the resources needed to navigate these processes and expect to continue to rely on such parties when we reach the manufacturing and marketing stages. Our reliance on third-party manufacturers and service providers will entail risks to which we may not be subject if our future operations were more vertically integrated, including:

•	the ongoing supply chain shortages, and any future supply chain and logistics challenges that we or our vendors may face in the future, including due to the reliance on lithium-ion batteries and other materials for our products;

•	the inability to meet any product specifications and quality requirements consistently;

•	a delay or inability to procure or expand sufficient manufacturing capacity;

•	discontinuation or recall of products or component parts;

•	manufacturing and product quality issues related to scale-up of manufacturing;

•	costs and validation of new equipment and facilities required for scale-up;

•	a failure to comply with applicable regulatory and safety standards in the U.S. and foreign markets in which we or our collaborators operate;

•	the inability to negotiate manufacturing and service agreements with third parties under commercially reasonable terms;

•	the possibility of breach or termination or nonrenewal of agreements with third parties in a manner that is costly or damaging to us;

•	we do not always execute definitive written agreements with our vendors, particularly those located in China, which exposes us to possible disputes concerning the existence or terms of our agreements and our intellectual property rights;

•	the reliance on a few sources, and sometimes, single sources for raw materials and components, such that if we cannot secure a sufficient supply of these product components, we cannot manufacture and sell products in a timely fashion, in sufficient quantities or under acceptable terms;

•	the lack of qualified backup suppliers for any raw materials currently purchased from a small number of source suppliers;

•	operations of our third-party manufacturers, suppliers or service providers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the party;

•	carrier disruptions or increased costs beyond our control;

•	possible misappropriation of our proprietary technology; and

•	failing to deliver products under specified storage conditions and in a timely manner.

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Given our early stages, our product technology and manufacturing processes are evolving, which can result in production challenges and difficulties. We may be unable to produce our products in sufficient quantity and quality to maintain existing customers and attract new customers. In addition, we may experience manufacturing problems which could result in delays in delivery of orders or product introductions. Any of these events could lead to production and marketing delays or failure or impact on our ability to successfully commercialize our products. If we fail to contract with third parties on favorable terms, coordinate with and supervise their services and contributions to our processes, and leverage those relationships to deliver quality products in a timely manner to customers, we could experience reductions or delays in revenue, reputational harm and diminished brand recognition, higher than expected expenses, or other adverse developments that would materially harm our business.

Several steps of our production processes are dependent upon certain critical machines and tools which could result in delivery interruptions and foregone revenues.

Fat Shark currently has no equipment redundancy to manufacture its products, meaning we will rely on a limited number of machines to perform a large quantity of steps in the manufacturing and assembly processes. Rotor Riot is limited by the number of personnel it has on staff to assemble custom drones. This may, among other things, delay delivery timelines or reduce our revenue and accounts receivable, and/or force us to rely more heavily on third parties to meet customer deadlines or volume demands, either of which will adversely affect our results of operation and ability to achieve and maintain profitability. If we experience any significant disruption in manufacturing, a serious failure of a critical piece of equipment, or an inability to hire personnel, we may be unable to supply products to our customers in a timely manner. Interruptions in our manufacturing could be caused by us or our partners including but not limited to equipment problems, the introduction of new equipment into the manufacturing process or delays in the delivery of new manufacturing equipment. Lead-time for delivery, installation, testing, repair and maintenance of manufacturing equipment can be extensive. We can provide no assurances that we will not lose potential sales or be able to meet production orders due to future production interruptions in our manufacturing lines.

We may not be able to procure necessary key components for our products or may produce or purchase too much inventory.

The drone industry, and the electronics industry as a whole, can be subject to business cycles. During periods of growth and high demand for products, we may not have adequate supplies of inventory on hand to satisfy customers’ needs. Furthermore, during these periods of growth, our suppliers may also experience high demand and, therefore, may not have adequate levels of the components and other materials that the Company requires to manufacture products so that it can meet customers’ needs. Our inability to secure sufficient components to produce products for customers, or similar challenges faced by the drone manufacturers we serve, could negatively impact our sales and operating results. We may choose to mitigate this risk by increasing the levels of inventory for certain key components assuming we have available cash resources. Increased inventory levels can increase the potential risk for excess and obsolescence should our forecasts fail to materialize or if there are negative factors impacting our customers’ end markets. Such a risk becomes especially prevalent during a recession and market downturn. If we purchase too much inventory, we may have to record additional inventory reserves or write-off the inventory, which could have a material adverse effect on our gross margins and on our results of operations.

We may not be able to keep pace with technological advances; and we depend on advances in technology by other companies.

The drone industry in general, and the market for the sale of drone hardware and component parts in particular, continues to undergo significant changes, primarily due to technological developments. Because of the rapid growth and advancement of technology, shifting consumer tastes and the popularity and availability of other forms of activities, it is impossible to predict the overall effect these factors could have on potential revenue from, and profitability of the drone industry. The development of both drone-related software and hardware is a costly, complex and time-consuming process, and investments in product development often involve a long wait until a return, if any, can be achieved on such investment. We might face difficulties or delays in the development process that will result in our inability to timely offer products that satisfy the market, which might allow competing products to emerge during the development and certification process. We anticipate making significant investments in research and development relating to our products and technology, but such investments are inherently speculative and require substantial capital expenditures. Any unforeseen technical obstacles and challenges that we encounter in the research and development process could result in delays in or the abandonment of product commercialization, may substantially increase development costs, and may negatively affect our results of operations. In the time it takes to develop or improve upon a product, that product may become obsolete.

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It is impossible to predict the overall effect these factors could have on our ability to compete effectively in a changing market, and if we are not able to keep pace with these technological advances, then our revenues, profitability and results from operations may be materially adversely affected. It is impossible to predict the overall effect these factors could have on our ability to compete effectively in a changing market, and if we are not able to keep pace with these technological advances, then our revenues, profitability and results of operations may be materially adversely affected. However, if we struggle to adapt to an industry-shifting technological advancement or competitor offerings that render our products relatively less attractive or obsolete, including due to competitive pressures we face relative to other drone companies, it could have a material adverse effect on our business.

Further, we rely on and will continue to rely on components of our products that are developed and produced by other companies over which we have limited control. The commercial success of certain of our planned future products will depend in part on advances in these and other technologies by other companies, and our ability to procure them from such third parties in a timely manner and on economically feasible terms. We may, from time-to-time, contract with and support companies developing key technologies in order to accelerate the development of such products for our specific uses. Such activities might not result in useful technologies or components for us.

Lack of long-term purchase orders and commitments from customers may lead to a rapid decline in sales.

Customers issue purchase orders or use our e-commerce site solely at their own discretion, often shortly before the requested date of shipment. Both our distributor relationships through Fat Shark and our online sales through Rotor Riot entail short-term contracts under which customers are generally able to cancel orders (without penalty) or delay the delivery of products on relatively short notice, regardless of whether or not we are in default under our agreements. The online business involves retail customers who are not likely to be repeat customers unless a need arises for updated hardware or software solutions offered by us, which may not occur on a frequent basis, resulting in lack of reliable recurring revenue in that part of our business. In addition, current customers may decide not to purchase products for any reason. If those customers do not continue to purchase products, sales volume could decline rapidly with little or no warning.

We cannot rely on long-term purchase orders or commitments to protect from the negative financial effects of a decline in demand for products. Fat Shark and Rotor Riot typically plan production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. Fat Shark resellers issue purchase orders but they have options to reschedule or pay cancellation fees. The uncertainty of product orders makes it difficult to forecast sales and allocate resources in a manner consistent with actual sales. Moreover, expense levels and the amounts invested in capital equipment and new product development costs are based in part on expectations of future sales and, if expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls. As a result of lack of long-term purchase orders and purchase commitments, and long product development lead times, we may experience a rapid decline in sales.

As a result of these and other factors, investors should not rely on revenues and operating results for any one quarter or year as an indication of future revenues or operating results. If quarterly revenues or results of operations fall below expectations of investors or public market analysts, the price of our common stock could fall substantially.

Our products require ongoing research and development and may experience technical problems or delays, which could lead the business to fail.

Our future research and development efforts will remain subject to all of the risks associated with the development of new products based on emerging and innovative technologies, including, for example, unexpected technical problems or the possible insufficiency of funds for completing development of these products. If technical problems or delays arise, further improvements in products and the introduction of future products could be adversely impacted, and we could incur significant additional expenses and the business may fail. Additionally, we may deploy significant capital or human resources towards developing or improving upon a product, only for such efforts fail to yield the results we hoped for or intended, which would materially adversely affect our financial condition. This is an acute risk given the relatively new and evolving nature of the drone industry, and constant entrance of new market participants attempting to compete with us. Similarly, if we invest in product research and development efforts and a competitor brings a similar product to market before us, or alleges an infringement of their intellectual property, our ability to market the product or compete effectively could be lost. Any such development could materially harm our business.

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If we are involved in litigation, it could harm our business or otherwise distract management.

If we become a party to a substantial, complex or extended litigation, it could cause us to incur large expenditures and could distract management. For example, lawsuits by licensors, consumers, employees or stockholders or litigation with federal, state or local governments or regulatory bodies could be very costly and disrupt business. As described elsewhere in these Risk Factors, our operations and products, as well as those of our customers, collaborators and product end-users, come with the inherent possibility of lawsuits arising from product liability, property damage and personal injury, breach of contract and product warranty claims, intellectual property infringement, regulatory violations and sanctions, and data privacy issues, any of which can result in costly and time-consuming litigation which would divert our limited human and capital resources and could cause other adverse impacts on our business such as reputational harm and loss of future business. While disputes from time-to-time are not uncommon, we may not be able to resolve such disputes on terms favorable to us which could have a material adverse impact on our results of operations and financial condition.

Among other things, claims could be brought against us if use and misuse of our products causes personal injury or death. If a consumer causes damage to a person or property using our drone, we as a reseller of the drone could be sued for selling an allegedly defective product. The possibility that the foregoing events occur from events involving our products is particularly high, because we supply technology used in the operation of drones which is relatively novel and are frequently operated at high speeds and altitudes, and often in densely populated areas and/or by individuals who lack a high level of experience operating them. These characteristics increase the probability that injury or damage to personal property might occur, even absent a defect. Additionally, because Fat Shark’s products are used as ancillary or supplemental components of a drone’s functions, we may become involved in disputes arising from a third party’s actions or products that utilize its technology, even if we were not the direct cause of the issue. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources.

Product liability claims might be brought against us by customers, civilians or private entities or others using or otherwise coming into contact with our products. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. Regardless of merit or eventual outcome, product liability claims may cause:

•	impairment of our business reputation;

•	costs due to related litigation especially since we do not have product liability insurance;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to claimants or civil penalties imposed by governments;

•	regulatory scrutiny and product recalls, withdrawals or labeling, marketing or promotional restrictions; and

•	decreased demand for our products.

We anticipate the risk of product liability and other claims related to our products and their uses will grow as our products begin to be used. We are unable to predict if we will be able to obtain or maintain insurance for such claims. Insurance coverage is becoming increasingly expensive. We do not have such insurance and we may not be able to obtain it at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, would adversely affect our results of operations and business.

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Our business is highly dependent upon our brand recognition and reputation, and the failure to maintain or enhance our brand recognition or reputation, including due to our high reliance on online and social media platforms, would likely adversely affect our business and operating results.

We believe that maintaining and enhancing Fat Shark and Rotor Riot brand identity, and our reputation are critical to our relationships with customers and strategic partners and to our ability to attract new customers and strategic partners. We also believe that the importance of our brand recognition and reputation will continue to increase as competition in our market continues to develop. Our success in this area will depend on a wide range of factors, some of which are beyond our control, including the following:

•	the efficacy of our marketing efforts;

•	our ability to obtain new customers and retain and/or expand sales or upsell to existing customers;

•	our ability to maintain high customer satisfaction;

•	the quality and perceived value of our products;

•	our ability to obtain, maintain and enforce patents and trademarks and other indicia of origin, including those we expect to obtain through the acquisition of Fat Shark and Rotor Riot, will be critical to our business plan;

•	our ability to successfully differentiate from competitors’ products;

•	actions of competitors and other third parties;

•	our ability to provide customer support and professional services;

•	positive or negative publicity;

•	litigation or regulatory related developments.

Any of the foregoing developments or an inability to navigate these or other challenges to establish and grow our brand recognition and current and future product popularity could materially adversely affect us.

In addition, particularly with respect to Rotor Riot, we are highly dependent on online social media platforms such as Facebook, Instagram and YouTube to advertise our products, market our brand and develop and maintain customer loyalty. Each of these platforms requires that users adhere to strict terms and conditions governing content, communications and other activities on their platform, which are generally heightened for commercial uses such as ours. If we or third parties such as drone pilots who Rotor Riot uses to market our products online fail to adhere to these requirements, we could be limited, restricted or banned from some or all uses, which would materially adversely affect our business.

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Future growth and ability to generate and grow revenue and achieve or maintain profitability may be adversely affected if our marketing initiatives are not effective in generating sufficient levels of brand awareness.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing efforts, including our ability to:

•	create awareness of brands and products;

•	convert awareness into actual product purchases;

•	effectively manage marketing costs (including creative and media) in order to maintain acceptable operating margins and return on marketing investment; and

•	successfully offer to sell products or license technology to third-party companies for sale.

Planned marketing expenditures are unknown and may not result in increased total sales or generate sufficient levels of product and brand name awareness. We may not be able to manage marketing expenditures on a cost-effective basis.

Future acquisitions could disrupt our business and adversely affect our operating results, financial condition and cash flows.

We may make acquisitions that could be material to our business, operating results, financial condition and cash flows. Our ability as an organization to successfully acquire and integrate technologies or businesses is unproven. Acquisitions involve many risks, including the following:

•	an acquisition may negatively affect our operating results, financial condition or cash flows because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

•	We may incur substantial costs and deploy a significant amount of time and other resources towards a prospective transaction that does not close, either of which could materially harm our financial condition;

•	we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, contracts, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	an acquisition may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

•	an acquisition may result in a delay or reduction of customer purchases for both us and the company we acquired due to customer uncertainty about continuity and effectiveness of service from either company;

•	we may encounter difficulties in, or may be unable to, successfully sell any acquired products;

•	an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience or where competitors have stronger market positions;

•	the potential strain on our financial and managerial controls and reporting systems and procedures;

•	potential known and unknown liabilities associated with an acquired company, including due to a non-disclosure or failure to identify such liabilities during the due diligence process prior to closing an acquisition;

•	if we incur debt to fund such acquisitions, such debt may subject us to material restrictions on our ability to conduct our business as well as financial maintenance covenants;

•	the risk of impairment charges related to potential write-downs of acquired assets or goodwill in future acquisitions;

•	to the extent that we issue a significant amount of equity or convertible debt securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease; and

•	managing the varying intellectual property protection strategies and other activities of an acquired company.

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We may not succeed in addressing these or other risks or any other problems encountered in connection with the integration of any acquired business. The inability to successfully integrate the business, technologies, products, personnel or operations of any acquired business, or any significant delay in achieving integration, could have a material adverse effect on our business, operating results, financial condition and cash flows.

If we incur any future impairment in the carrying value of our goodwill asset or write-off of our general intangibles, it could depress our stock price.

On a combined pro forma basis, as of December 31, 2023, we had $14,793,080 of estimated goodwill and $1,252,888 of intangible assets on our balance sheet. Goodwill and intangible assets must be evaluated for impairment annually or more frequently if events indicate it is warranted. If the carrying value of a reporting unit asset exceeds its current fair value, the goodwill asset is considered impaired. Events and conditions that could result in impairment in the value of our goodwill and intangible assets include, but are not limited to, significant negative industry or economic trends, significant decline in the Company’s stock price for a sustained period of time, significant decline in market capitalization relative to net book value, limited funding that could delay development efforts, significant changes in the manner of use of the assets or the strategy for the Company’s overall business, or safety issues that surface during development efforts, or the end of our product life cycles that will result in impairment of good will. We may in the future be required to record impairment charges to write-off goodwill and intangible assets which is also related to our acquisition of Fat Shark and Rotor Riot. Our stock price could be negatively impacted should future impairments of our goodwill and/or intangible assets occur. A valuation will be performed upon closing of the Business Combination based on final assets acquired and liabilities assumed and final amounts of goodwill and other intangibles will be determined. To the extent that we may be required to write-off the value of our goodwill and/or our intangibles assets, our stock price could be adversely affected.

Product quality issues and a higher-than-expected number of warranty claims or returns could harm our business and operating results.

The products that we sell could contain defects in design or manufacture. There can be no assurance we will be able to detect and remedy all defects in the hardware we sell, which could result in product recalls, product redesign efforts, loss of revenue, reputational damage and significant warranty and other remediation expenses. Similar to other mobile and consumer electronics, our products have a risk of overheating in the course of usage or upon malfunction. Any such defect could result in harm to property or in personal injury. If we determine that a product does not meet product quality standards or may contain a defect, the launch of such product could be delayed until we remedy the quality issue or defect. The costs associated with any protracted delay necessary to remedy a quality issue or defect in a new product could be substantial.

Fat Shark and Rotor Riot generally provide a one-year warranty on all of our products, except in certain European countries where it can be two years for some consumer-focused products. The occurrence of any material defects in our products could expose us to liability for damages and warranty claims in excess of our current reserves, and we could incur significant costs to correct any defects, warranty claims or other problems. In addition, if any of our product designs are defective or are alleged to be defective, we may be required to participate in a recall campaign. In part due to the terms of our warranty policy, any failure rate of our products that exceeds our expectations may result in unanticipated losses. Any negative publicity related to the perceived quality of our products could affect our brand image and decrease retailer, distributor and consumer confidence and demand, which could adversely affect our operating results and financial condition. Further, accidental damage coverage and extended warranties are regulated in the United States at the state level and are treated differently within each state. Additionally, outside of the United States, regulations for extended warranties and accidental damage vary from country-to-country. Changes in interpretation of the regulations concerning extended warranties and accidental damage coverage on a federal, state, local or international level may cause us to incur costs or have additional regulatory requirements to meet in the future in order to continue to offer our support services. Our failure to comply with past, present and future similar laws could result in reduced sales of our products, reputational damage, penalties and other sanctions, which could harm our business and financial condition.

Estimated future product warranty claims may be based on a variety of factors including the expected number of field failures over the warranty commitment period, the term of the product warranty period, and the costs for repair, replacement and other associated costs. Because of the foregoing or other contingencies, these estimates could prove to be incorrect, such that our warranty obligations are higher than anticipated. Our warranty obligations may be affected by product failure rates, claims levels, material usage and product re-integration and handling costs. Should actual product failure rates, claims levels, material usage, product re-integration and handling costs, defects, errors, bugs or other issues differ from original estimates, we could end up incurring materially higher warranty or recall expenses than we anticipate, which would materially adversely affect our business.

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Risks Related to Intellectual Property Protection

If third-party intellectual property infringement claims are asserted against us, it may prevent or delay our product development and commercialization efforts and have a material adverse effect on our business and future prospects.

Companies in the consumer electronics, wireless communications, semiconductor, AI, IT, and display industries steadfastly pursue and protect intellectual property rights, often times resulting in considerable and costly litigation to determine the validity of patents and claims by third parties of infringement of patents or other intellectual property rights. Other companies may hold or obtain patents or inventions or other proprietary rights in technology necessary for our business. If we are forced to defend against infringement claims, we may face costly litigation, diversion of technical and management personnel, and product shipment delays, even if the allegations of infringement are unwarranted.

Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing product development and sales. As the consumer electronics and drone industries expand and more patents are issued, the risk increases that our current and future products may be subject to claims of infringement of the patent rights of third parties. Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to inventions, materials, engineering designs, or methods of manufacture related to the design, use or manufacture of our products. Because patent applications can take many years to issue, there may be patent applications currently pending that may later result in patents that our products may infringe upon. Third parties may obtain patents in the future and claim that use of our technologies or those of third parties with which our technologies are integrated infringes on these patents. If any third-party patents were to be held by a court to cover the manufacturing process of any of our products, or any of the characteristics or related components thereof, the holders of any such patents may be able to block our ability to commercialize such product unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were to be held by a court to cover aspects of our or our customers’ or strategic partners’ products or processes, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making intellectual property claims against us may obtain injunctive or other equitable relief, which could block our ability to further develop and commercialize one or more of our products. Defense of these claims, regardless of their merit, involves substantial litigation expense and diversion of our management’s attention from our business.

If we are unsuccessful in defending against patent infringement claims in any jurisdiction where such a dispute arises, our products could be found to infringe on the intellectual property rights of others. If a claim of infringement against us succeeds, we may have to pay substantial damages, possibly including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure. The financial harm caused by any such development with respect to intellectual property disputes and litigation will be heightened to the extent we do not possess, acquire or maintain adequate insurance coverage for these contingencies now or in the future. Further, if there is a successful claim of infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, or if we are required to cease using one or more of our business or product names due to a successful trademark infringement claim against us, it could materially adversely affect our business.

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We may depend on intellectual property rights including patent rights that have not yet been and may not be obtained by us, and our intellectual property rights and proprietary rights may not adequately protect our products.

Our commercial success will depend substantially on the ability to obtain patents and other intellectual property rights and maintain adequate legal protection for products in the United States and other countries. We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that these assets are covered by valid and enforceable patents, trademarks, copyrights or other intellectual property rights, or are effectively maintained as trade secrets. We have 12 issued patents, including four issued in the United States, and nine pending patent Applications, including two pending in the United States will be assigned to a wholly-owned subsidiary of the Company by UAV Patent Corp. (“UAV”) a wholly-owned subsidiary of Red Cat, in each case with a non-exclusive, non-sublicensable royalty free perpetual license back to UAV for Red Cat and its present and future subsidiaries to make, use and sell products subject to such assigned patents and applications solely with respect to military and defense drone applications. See “Business – Intellectual Property” for more information.

We will apply for patents covering our products, services, technologies, and designs, as we deem appropriate. We may fail to apply for patents on important products, services, technologies or designs in a timely fashion, or at all. We do not know whether, and there can be no assurance that, any of our patent applications will result in the issuance of any patents. Even if patents are issued, they may not be sufficient to protect our products, technologies, or designs. Our existing and future patents may not be sufficiently broad to prevent others from developing competing products, technologies, or designs. Intellectual property protection and patent rights outside of the United States, particularly in China, are even less predictable. As a result, the validity and enforceability of patents cannot be predicted with certainty. Moreover, we cannot be certain whether:

•	we were the first to conceive, reduce to practice, invent, or file the inventions covered by each of our issued patents and pending patent applications;

•	others will independently develop similar or alternative products, technologies, services or designs or duplicate any of our products, technologies, services or designs;

•	any patents issued to us will provide us with any competitive advantages, or will be challenged by third parties;

•	we will develop additional proprietary products, services, technologies or designs that are patentable; or

•	the patents of others will have an adverse effect on our business.

The patents we own or license and those that may be issued to us in the future may be challenged, invalidated, rendered unenforceable or circumvented, and the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages. Moreover, third parties could practice our inventions in territories where we do not have patent protection or in territories where they could obtain a compulsory license to our technology where patented. Such third parties may then try to import products made using our inventions into the United States or other territories. We cannot ensure that any of our pending patent applications will result in issued patents, or even if issued, predict the breadth, validity and enforceability of the claims upheld in our and other companies’ patents. Further, patents have a limited lifespan. In the United States, the natural expiration of a patent is 20 years after it is filed, although various extensions may be available. The life of a patent, and the protection it affords, is limited. When the patent life has expired for a product, we will become vulnerable to competition from competitors attempting to replicate the technology that was formerly patent protected. Further, if we encounter delays such as due to regulatory approvals, the time during which we will be able to market and commercialize a product under patent protection could be reduced.

Unauthorized parties may attempt to copy or otherwise use aspects of our processes and products that we regard as proprietary. While we plan to enter into written agreements with certain of our employees and consultants with terms designed to protect our intellectual property rights, there cannot be any assurance that these provisions will provide us with the protection sought. Further, any third parties with whom we do not execute such agreements, such as certain of our suppliers, could attempt to dispute our intellectual property rights or misappropriate our technology or trade secrets. Policing unauthorized use of our proprietary information and technology is difficult and can be costly, and our efforts to do so may not prevent misappropriation of our technologies. We may become engaged in litigation to protect or enforce our patent and other intellectual property rights or in International Trade Commission proceedings to abate the importation of goods that would compete unfairly with our products and, if unsuccessful, these actions could result in the loss of patent or other intellectual property rights protection for the key technologies on which our business strategy depends.

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We also rely in part on unpatented proprietary technology, and others may independently develop the same or similar technology or otherwise obtain access to our unpatented technology. We plan to require employees, contractors, consultants, financial advisors, suppliers, and strategic partners to enter into confidentiality and intellectual property assignment agreements (as appropriate), but these agreements may not provide sufficient protection for our trade secrets, know-how or other proprietary information.

The laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions including China, we may be unable to protect our products, services, technologies and designs adequately against unauthorized third-party copying, infringement or use, which could adversely affect our competitive position. To protect or enforce our intellectual property rights, we may initiate proceedings or litigation against third parties. Such proceedings or litigation may be necessary to protect our trade secrets or know-how, products, technologies, designs, brands, reputation, likeness, authorship works or other intellectual property rights. Such proceedings or litigation also may be necessary to determine the enforceability, scope and validity of the proprietary rights of others. Any proceedings or lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns. Additionally, we may provoke third parties to assert claims against us, which could invalidate or narrow the scope of our own intellectual property rights. We may not prevail in any proceedings or lawsuits that we initiate and the damages or other remedies awarded, if any, may be significant. The occurrence of any of these events may adversely affect our business, financial condition and operating results.

We will register for certain of our trademarks in several jurisdictions worldwide. In some jurisdictions where we will apply to register our trademarks, other applications or registrations may exist for the same, similar, or otherwise related products or services. If we are not successful in arguing that there is no likelihood of confusion between our marks and the marks that are the subject of the other applications or registrations owned by third parties, our applications may be denied, preventing us from obtaining trademark registrations and adequate protection for our marks in the relevant jurisdictions, which could impact our ability to build our brand identity and market our products and services in those jurisdictions. Whether or not our application is denied, third parties may claim that our trademarks infringe their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand in the United States or other jurisdictions.

Even in those jurisdictions where we are able to register our trademarks, competitors may adopt or apply to register similar trademarks to ours, may register domain names that mimic ours or incorporate our trademarks, or may purchase keywords that are identical or confusingly similar to our brand names as terms in Internet search engine advertising programs, which could impede our ability to build our brand identity and lead to confusion among potential customers of our products and services. If we are not successful in proving that we have prior rights in our marks and arguing that there is a likelihood of confusion between our marks and the marks of these third parties, our inability to prevent these third parties from using our marks may negatively impact the strength, value and effectiveness of our brand names and our ability to market our products and prevent consumer confusion.

If we lose our rights under our third-party technology licenses, our operations could be adversely affected.

Our current or future products may depend in part on technology rights licensed from third parties. We could lose our exclusivity or other rights to use the technology under our licenses if we fail to comply with the terms and performance requirements of the licenses. In addition, certain licensors may terminate a license upon our breach and have the right to consent to sublicense arrangements. If we were to lose our rights under any of these licenses, or if we were unable to obtain required consents to future sublicenses, we could lose a competitive advantage in the market, and may even lose the ability to commercialize certain products or technologies completely. Either of these results could substantially decrease our revenues.

Further, to the extent we need to obtain licenses from third parties to advance our research and development efforts or commercialize or improve upon our products, we may fail to obtain these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize those products, which could harm our business significantly.

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The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to develop and commercialize our products. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater hardware or software development, production and commercialization capabilities. We may not be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding product candidates that we may seek to acquire, in which case our business could be harmed.

Significant inflation could adversely affect our business and financial results.

The high rate of inflation and resulting pressures on costs and pricing of business such as ours focused on the manufacture and sale of electronics products could adversely impact our business and financial results. While inflation has created some salary pressure with our employees who wish to mitigate the impact of inflation, we have not yet suffered inflationary pressures in procurement. A rise in inflation can adversely affect us by increasing our operating costs, including by increasing the costs of materials, freight and labor, which have already been under pressure due to supply chain constraints and the effects of the COVID-19 pandemic and the recent shortage of chips. The Company has not identified, planned or taken any actions as of the date of this Prospectus to mitigate inflationary pressures. Further, in the U.S. the Federal Reserve has responded by increasing interest rates to combat inflation, however such increases may result in a reduced demand for our products and/or an economic downturn. In a highly inflationary environment, or any recession or economic downturn that may result, we may be unable to adjust our business is a manner that adequately addresses these challenges, and these developments could materially adversely affect our business, results of operations and financial condition.

Risks Related to Government Regulation of Our Operations and Industry

Failure to obtain necessary regulatory approvals from the FAA or other governmental agencies by us, our customers, or others who use our products, or limitations put on the use of unmanned aircraft systems, or “UAS,” in response to public privacy or safety concerns, may prevent us from expanding the sales of our drone solutions in the United States.

The regulation of UAS and drone solutions and component parts such as those we offer is subject to substantial change, with regulators including potential alterations, enhancements and additions to existing laws and regulations, and the ultimate treatment is uncertain. A substantial majority of our products are subject to drone-related regulations enforced by the FAA, either directly or due to their inclusion in UAS offered by third parties. Further, even if some of our operations or products are not directly subject to such regulations, Fat Shark’s customers’ operations of UAS that includes our products and technology are subject to those regulations, and their failure to comply will adversely affect our ability to sell to them in the future. Further, adverse regulatory actions such as enforcement proceedings affecting customers and other third parties with which we do business can also adversely affect us, even if the violation or harm alleged did not arise from our conduct or products. Generally, under current FAA regulations the failure to register a UAS, including model aircraft, in accordance with these rules may result in regulatory and criminal sanctions. The FAA may assess civil penalties up to $33,333. Criminal penalties include fines of up to $250,000 and/or imprisonment for up to three years. However, the FAA and other government bodies and agencies are considering changes to address the drone industry, which is relatively new and rapidly evolving. For more information on the laws and regulations applicable to us and our industry, as well as recent developments involving such laws and regulations and their actual and potential impact on us, see “Business – Government Regulations.” In addition, there exists public concern regarding the privacy and safety implications of the use of UAS. This concern has included calls to develop explicit written policies and procedures establishing usage limitations. We cannot assure you that the response from regulatory agencies, customers and privacy advocates to these concerns will not delay or restrict the adoption of UAS and related products and technologies in certain markets. These developments, and any additional regulatory or other burdens imposed on our business and industry due to public health and safety or other concerns presently faced by the drone industry, could harm us and our customers and suppliers by increasing compliance costs and restricting our operations and product offerings and uses, which could materially adversely affect us.

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Rising threats of international tariffs, including tariffs applied to goods between the U.S. and China, may materially and adversely affect our business.

We are heavily dependent on Chinese imports for our products and operations. For example, a substantial majority of Rotor Riot’s products are manufactured, directly and indirectly, using Chinese vendors. Fat Shark’s primary contract manufacturer is Shenzhen Fat Shark Technology Ltd., referred to elsewhere in this Prospectus as the “Supplier”, which is located in Shenzhen, China and provides product manufacturing services, including raw material procurement. The majority owner of this entity is the wife of Fat Shark’s founder. We do not have any written agreements with the Supplier and rely only on purchase orders. See “Related Party Transactions” for more information. In addition, Fat Shark’s principal contract manufacturer is located in China. We do not have any written agreements with our other suppliers in China. We rely only on purchase orders. There are inherent risks and uncertainties regarding the enforcement of our rights with respect to our oral agreements and purchase orders. Should our suppliers in China fail to honor our oral agreements and purchase orders we will not have any recourse against such suppliers under Chinese law. The legal system in China and the enforcement of laws, rules and regulations in China can change quickly and the Chinese government may intervene or influence the operations of our suppliers which would adversely impact our business insofar as we would have to seek other suppliers outside of China and such suppliers would most likely charge us more for our products. Rising threats of international tariffs, including tariffs applied to goods traded between the U.S. and China, could materially and adversely affect our business and results of operations. Since the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding the possibility of instituting tariffs on the foreign imports of certain materials and products. During this trend, the U.S. and China imposed tariffs or announced proposed tariffs to be applied in the future to certain of each other’s exports. Beginning in 2019, the Trump administration imposed tariffs on imports of electronics products, including drones and component parts, of up to 25%. These tariffs apply to the vast majority of Rotor Riot’s and Fat Shark’s respective inventory, and Rotor Riot has in the past been, and either or both entities may in the future be, forced to implement price increases to adjust to the higher costs of production and sale, which imposes the risk of reduced demand for such products and lower sales and resulting revenue. Further, we do not know if the Biden administration or any subsequent administration will implement any, or alter current tariffs, in a manner adverse to us. These tariffs or any further costs or restrictions imposed on products that we import, could require us to raise our prices, which may result in the loss of customers and harm our business, particularly since we rely on consumer spending and our products are typically considered non-essential, and purchases are therefore highly price sensitive.

In addition, changes in political conditions in China and changes in the state of China-U.S. relations, including any tensions relating to potential military conflict between China and Taiwan, are difficult to predict and could adversely affect the operations or financial condition of the Company. In addition, because of our involvement in the Chinese market, any deterioration in political or trade relations might cause a public perception in the U.S. or elsewhere that might cause our business to become less attractive. Such an impact could adversely affect our revenues and cash flows.

We are or may become subject to governmental export and import controls, economic sanctions and other laws and regulations that could subject us to liability and impair our ability to compete in international markets.

While we understand Fat Shark and/or Rotor Riot have had minimal sales outside of the U.S., we expect to seek to market our products outside of the U.S. The U.S. and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies. Our products are subject to U.S. export controls, including the Commerce Department’s Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department’s Office of Foreign Assets Controls, and exports of our products must be made in compliance with these laws. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to targets of U.S. sanctions, our products, including our firmware updates, could be provided to those targets or provided by our customers despite such precautions.

Further, the manufacture and sale of our products in certain states and countries may subject us to environmental and other regulations. For example, many of Fat Shark and Rotor Riot’s products rely on electricity generated by lithium-ion batteries, which implicate a variety of environmental and other regulations designed to control the production, use, and transportation of hazardous materials such as lithium and other components and minerals deployed in these batteries. In addition, the increasing global focus on climate change, including greenhouse gas (“GHG”) emissions, has resulted in legislative and regulatory efforts to address the causes and impacts of climate change, and any new and more strict laws and regulations to reduce GHG emissions and address other aspects of climate change, including carbon taxes, cap and trade programs, GHG reduction requirements, requirements for the use of green energy, and changes in procurement requirements, may result in increased operational and compliance obligations, which could adversely affect our financial condition and results of operations.

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Our failure to obtain required import or export approval or to comply with other applicable domestic or international laws and regulations for our products or operations could harm our international and domestic sales and adversely affect our revenue, or could subject us to costly proceedings, penalties or damages and negative publicity.

If the courts uphold the SEC’s climate change rules, we will incur additional costs which may materially and adversely affect our operating results and financial condition.

In March 2024, the SEC enacted comprehensive Climate Change Rules. Third parties immediately filed a lawsuit challenging the legality of these Rules and a federal Court of Appeals has issued a stay which means the SEC cannot presently enforce these Rules. If ultimately the Courts uphold these Rules, compliance will require us to spend material sums to be able to comply once they become applicable to us. Because of our small size, the additional costs may have a material adverse effect upon our future operating results and financial condition.

If we fail to comply with U.S. and foreign laws related to privacy, data security, and data protection, it could adversely affect our operating results and financial condition.

We, either directly or through our customers, collaborators or end-users of our products, are or may become subject to a variety of laws and regulations regarding privacy, data protection, and data security. This includes the European Union’s (“EU”) General Data Protection Regulation (the “EU GDPR”) and the United Kingdom’s General Data Protection Regulations (the “UK GDPR”) as a result of our sales in the EU. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. The application of these laws and regulations can arise from our e-commerce platform, social media activities, drone technology and applications, relationships with third parties and their operations, or from other activities we undertake now or that we may undertake in the future. Data privacy and protection regulations are frequently broad in terms of scope of the information protected, activities affected, and geographic reach.

In particular, there are numerous U.S. federal, state, and local laws and regulations and foreign laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions. For example, the GDPR includes operational requirements for companies that receive or process personal data of residents of the EU that are broader and more stringent than those previously in place in the EU and in most other jurisdictions around the world. The GDPR includes significant penalties for non-compliance, including fines of up to €20 million or 4% of total worldwide revenue. Additionally, in June 2018, California enacted the California Consumer Privacy Act (the “CCPA”). In November 2020, the CCPA was amended by Proposition 24, the California Consumer Privacy Act, which extends the CCPA. The CCPA requires covered companies to provide California consumers with new disclosures and will expand the rights afforded consumers regarding their data. Fines for noncompliance may be up to $7,500 per violation. The costs of compliance with, and other burdens imposed by, the GDPR, CCPA, and similar laws may limit the use and adoption of our products and services and/or require us to incur substantial compliance costs, which could have an adverse impact on our business.

Since the CCPA was enacted, the U.S. currently has at least 15 states – California, Colorado, Connecticut, Delaware, Florida, Indiana, Iowa, Montana, New Hampshire, New Jersey, Oregon, Tennessee, Texas, Utah and Virginia, that have comprehensive data privacy laws in place, or enacted comprehensive data privacy laws set to soon take effect. An additional seven states have enacted narrower privacy laws – Maine, Michigan, Minnesota, Nevada, New York, Vermont, and Washington. So far during the 2023-24 legislative cycle, at least 15 states have introduced privacy bills that address a range of issues, including protecting biometric identifiers and health data, or governing the activities of specific entities. However, this patchwork approach to privacy legislation could pose compliance and liability risks for companies that have multistate operations. Proposed bills in various states have similar rights in preexisting privacy legislation but differ in implementation and enforcement. Additionally, in June 2022 the American Data Privacy and Protection Act was introduced in the U.S. House of Representatives but has not yet been adopted. As introduced this proposed legislation would establish requirements for how companies handle personal data by, among other things, limiting the collection, processing, and transfer of personal data to that which is reasonably necessary to provide a requested product or service, prohibiting companies from transferring individuals’ personal data without their affirmative express consent, establishing a right to access, correct, and delete personal data, requiring companies to provide individuals with a means to “opt out” of advertising, requiring companies to implement security practices aimed at protecting personal data, and imposing enforcement actions and the possibility of civil proceedings for violations. Proposed federal legislation, like the American Data Privacy and Protection Act, will likely continue to be debated and, at some point, may be enacted in some form.

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We intend to strive to comply with all applicable laws, policies, legal obligations, and industry codes of conduct relating to privacy, data security, and data protection. Our limited resources may adversely affect our compliance effort. Given that the scope, interpretation, and application of these laws and regulations are often uncertain and may be in conflict across jurisdictions, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us, customers, or third-party vendors or end-users involved with our products to comply with our privacy or security policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personal data, may result in governmental enforcement actions, litigation, or negative publicity, and could have an adverse effect on our operating results and financial condition.

Governments are continuing to focus on privacy and data security, and it is possible that new privacy or data security laws will be passed or existing laws will be amended in a way that is material to our business. Any significant change to applicable laws, regulations, or industry practices regarding the personal data of our employees, agents or customers could require us to modify our practices and may limit our ability to expand or sustain our salesforce or bring our products to market. Changes to applicable laws and regulations in this area could subject us to additional regulation and oversight, any of which could significantly increase our operating costs and materially affect our operating results and financial condition.

Risks Related To Our Common Stock and this Offering

Our management will have significant discretion over our use of the net proceeds from this Offering and we may use these proceeds in ways with which you may not agree.

Our management will have considerable discretion in deciding how to apply net proceeds of this Offering. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this Offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our stock price. See “Use of Proceeds.”

Because Red Cat and our Principal Stockholder own 45.54% and 3.52% of our outstanding common stock, the voting power of other stockholders is limited and Red Cat will likely be able to control our business, elect our Board and otherwise control the Company which control may place their interests ahead of our stockholders’ interests.

With the consummation of the IPO in February 2024 and partial conversions of Series B to common shares, Red Cat owns 45.54% of our outstanding common stock and Mr. Jeffrey Thompson, the Chief Executive Officer of Red Cat, owns 3.52% of our common stock. Mr. Thompson does not have any power to vote the Red Cat shares of our common stock. Red Cat has delegated the voting power to a special committee of its Board of Directors on which Mr. Thompson is not a member, although the voting power could be changed in the future. Because of Red Cat’s ownership it is clear even without Mr. Thompson voting with them that they can control the Company for the foreseeable future. Red Cat has the ability to have a substantial influence on matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. As a result, our other stockholders including our management and Board may have little or no influence over matters submitted for stockholder approval. In addition, the ownership of such stockholders could preclude any unsolicited acquisition of us, and consequently, adversely affect the price of our common stock. Red Cat may make decisions that favor Red Cat and are adverse to your interests. Further, it is possible that if we filed an indemnification claim, Red Cat and Mr. Thompson acting together could simply remove our Board and dismiss the indemnification claim or lawsuit.

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Because the Purchase Price for Fat Shark and Rotor Riot exceeds an independent valuation that Red Cat received for the enterprise value of the target companies, you may lose all or part of your investment.

In connection with the acquisition, we paid Red Cat the Purchase Price of $20.0 million to acquire Fat Shark and Rotor Riot comprised of (i) $1.0 million in cash, (ii) the $2.0 million Note issued by the Company to Red Cat, and (iii) $17.0 million of the Company’s common stock. In November 2020, Red Cat acquired Fat Shark for a purchase price of $8.4 million and in January 2020, Red Cat acquired Rotor Riot for a total purchase price of $2.0 million. In connection with the transaction, Red Cat received a valuation from a valuation expert engaged by Red Cat that estimated that Fat Shark and Rotor Riot had a combined enterprise value range of $5.1 million to $5.7 million, as of November 30, 2022. While the Purchase Price was negotiated in good faith between our Chief Executive Officer at that time and an independent special committee of the Red Cat Board of Directors, the Company does not intend to obtain an independent valuation on the assets and liabilities assumed. We anticipate to perform a valuation during the second quarter of 2024 based on final assets acquired and liabilities assumed and final amounts of goodwill and other intangibles. See also the “Risk Factors – If we incur any future impairment in the carrying value of our goodwill asset or write-off our general intangibles, it could depress our stock price.” Accordingly, if the Company’s management is unsuccessful in implementing its growth strategy to grow its business to justify what it is paying for the Purchase Price, it is possible that an investor may lose all or part of its investment.

Because the market price of shares of our common stock is subject to fluctuation, you may not be able to sell your common stock at or above the Offering price.

The market price of shares of our common stock may fluctuate and has fluctuated significantly in response to factors, some of which are beyond our control, including:

•	our ability to integrate the operations of Fat Shark and Red Cat;

•	the announcement of new products by our competitors;

•	our ability to obtain patents for our products and defend our intellectual property from misappropriation and competitive use;

•	progress and publications of the commercial acceptance of similar technologies to those we utilize;

•	our ability to grow the revenues of Fat Shark and Red Cat and achieve consistent profitability;

•	our ability to execute our business plan;

•	actual or anticipated variations in operating results;

•	additions or departures of key personnel including our executive officers;

•	business disruptions caused by natural disasters and uncontrollable events such as severe weather conditions or geopolitical turmoil;

•	cyber security attacks or data privacy issues involving our products or operations;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments, significant contracts, or other material developments that may affect our prospects;

•	adverse regulatory developments;

•	the possibility of a recession or market down-turn; or

•	general market conditions including factors unrelated to our operating performance

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Recently, the stock market, in general, has experienced extreme price and volume fluctuations due to, among other factors, concerns involving inflation, the Federal Reserve interest rate increases, supply chain shortages, recession fears, and geopolitical turmoil including the war in Ukraine and Israel. The current prolonged delay in providing new aid to Ukraine and Israel are evidence of the political uncertainties. Continued market fluctuations could result in extreme market volatility in the price of our common stock which could cause a decline in the value of our common stock below its recent price.

Our stock price may be volatile, which could result in substantial losses to investors.

In addition to changes to market prices based on our results of operations and the factors discussed elsewhere in this “Risk Factors” section, the market price of and trading volume for our common stock (including any stock-run ups or price declines) may change for a variety of other reasons, not necessarily related to our actual operating performance. The capital markets have experienced extreme volatility particularly with small public companies with relatively smaller public floats that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In addition, the average daily trading volume of the securities of small companies can be very low, which may contribute to future volatility.

Factors that could cause the market price of our common stock to fluctuate significantly include:

•	the results of operating and financial performance and prospects of other companies in our industry;
•	strategic actions by us or our competitors, such as acquisitions or restructurings;
•	announcements of innovations, increased service capabilities, new or terminated customers or new, amended or terminated contracts by our competitors;
•	the public’s reaction to our press releases, other public announcements, and filings with the SEC;
•	lack of securities analyst coverage or speculation in the press or investment community about us or market opportunities in the drone industry;
•	changes in government policies in the United States and, as our international business increases, in other foreign countries;
•	changes in earnings estimates or recommendations by securities or research analysts who track our common stock or failure of our actual results of operations to meet those expectations;
•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	any lawsuit involving us or our products;
•	arrival and departure of key personnel;
•	sales of common stock by us, our investors or members of our management team; and
•	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural or man-made disasters.

Any of these factors, as well as broader market and industry factors, may result in large and sudden changes in the trading volume of our common stock (including stock run ups or price declines) and could seriously harm the market price of our common stock, regardless of our operating performance. This may prevent you from being able to sell your shares at or above the price you paid for your shares, if at all. In addition, following periods of volatility in the market price of a company’s shares, shareholders often institute securities class action litigation against that company. Our involvement in any class action suit or other legal proceeding could divert our senior management’s attention and could adversely affect our business, financial condition, results of operations and prospects.

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Because our public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

Investors purchasing common stock in this Offering will pay a price per share that substantially exceeds the as adjusted net tangible book value per share. As a result, investors purchasing common stock in this Offering will incur immediate dilution of $____ per share, based on an assumed public offering price of $____ per share, the last reported sale price of our common stock on the New York Stock Exchange American on _____________, 2024, and our as adjusted net tangible book value per share as of December 31, 2023. For more information on the dilution you may suffer as a result of investing in this Offering, see the section of this Prospectus entitled “Dilution.”

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this Offering as compared to the price offered to the public in this Offering.

In addition, purchasers of common stock in this Offering will have contributed approximately ____% of the aggregate price paid by all purchasers of our stock and will own only approximately ____% of our common stock outstanding after this Offering. See “Dilution.”

An active trading market for our common stock may not develop.

Prior to the IPO, there was no public market for our common stock. The IPO price for our common stock was determined through negotiations with the underwriters. An active trading market for our shares may never develop or be sustained following this IPO. If an active market for our common stock does not develop, it may be difficult to sell our common stock without depressing the market price for the common stock, or at all.

Because our sole remedy under the Purchase Agreement in the event of any breaches of representations and warranties is to cancel some or all of the 100,000 shares of our common stock, the value of such shares may be an insufficient remedy.

The Purchase Agreement contains representations and warranties made by Red Cat and Mr. Jeffrey Thompson, Red Cat’s Chief Executive Officer. Based upon negotiations with Red Cat and its counsel, we agreed that Mr. Thompson, one of our founders, our largest stockholder and a member of our Board, will backstop Red Cat’s indemnification obligations under the Purchase Agreement in the event we claim Red Cat and/or Mr. Thompson have breached any of their respective representations and warranties contained in the Purchase Agreement, as amended, with 125,000 shares of our common stock (after giving effect to the 1-for-2 reverse stock split). Such shares will not be placed into escrow. Red Cat has no liability for such breaches by it. That means if the value of such shares held by Mr. Thompson is not at least equal to our damages, we will not have a remedy sufficient to permit us to recoup all of our damages. The only exception is fraud. Although we negotiated this limited remedy in good faith, it is possible that the shares held by Mr. Thompson may not be sufficient in which case such breach may adversely and materially affect our common stock price.

We will incur significant additional costs as a result of being a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

With the completion of our IPO, we expect to incur increased costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Customer Protection Act of 2010, and the Securities Exchange Act of 1934 (the “Exchange Act”),, as well as the rules of NYSE American. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time consuming, including due to increased training of our current employees, additional hiring of new employees, and increased assistance from consultants. The SEC’s new cybersecurity rules and if upheld the new climate change rules will increase our compliance costs. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board or as executive officers. Furthermore, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. In addition, our management team will need to devote substantial attention to interacting with the investment community and complying with the increasingly complex laws pertaining to public companies, which may divert attention away from the day-to-day management of our business, including operational, research and development and sales and marketing activities. Increases in costs incurred or diversion of management’s attention as a result of becoming a publicly traded company may adversely affect our business, prospects, financial condition, results of operations, and cash flows.

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Our failure to maintain effective disclosure controls and internal controls over financial reporting could have an adverse impact on us.

We will be required to establish and maintain appropriate disclosure controls and internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock. In our Form 10-K for the year ended December 31, 2023, we reported that we did not maintain effective disclosure controls or internal controls over financial reporting. Investors may not purchase or hold our common stock as a result of these failures, which may result in lower prices.

Our Auditor and Red Cat’s auditor recently was subjected to certain significant enforcement actions in Canada. If its ability to perform audits for public companies in the United States is restricted it could have material adverse consequences on the Company and our investors.

In December 2023, the Canadian Public Accountability Board imposed significant restrictions on our auditors (the “Firm”) who also audited the financial statements of Fat Shark and Rotor Riot which are contained in this Prospectus. The sanctions were imposed as a result of a finding of 19 significant inspection findings relating to Canadian auditing rules occurring with two public companies whose audits the regulator reviewed. As a result, the regulator imposed certain sanctions which included: (a) prohibiting the Firm from accepting Canadian reporting issuer clients including those resulting from initial public offerings, reverse takeovers or other transactions (including an existing private company audit client seeking to become a reporting issuer through initial public offering, reverse takeover or other transaction which is considered a new reporting issuer) and (b) prohibiting the Firm from assigning one of its partners to audits of financial statements of reporting issuers in any Canadian jurisdiction in which such partner is not properly licensed to provide public accounting services by the relevant provincial Chartered Professional Accountant regulatory body.

The Firm is also subject to oversight by the Public Accounting Oversight Board (the “PCAOB”) in the United States. The PCAOB was established by Congress to oversee the audits of public companies in order to protect investors and further the public interest in the preparation of informative, accurate, and independent audit reports. The PCAOB oversees auditors' compliance with the Sarbanes-Oxley Act, provisions of the securities laws relating to auditing, professional standards, and PCAOB and SEC accounting rules. In May 2022 the PCAOB previously barred a former director and nonequity partner of the Firm for violations of PCAOB rules and standards as part of four audits across three public companies.

In the event that the PCAOB or the SEC were to impose material enforcement actions against the Firm including barring it from issuing audit opinions for companies that file reports or registration statements with the SEC, the Company and our investors could be materially and adversely affected. For example, if was determined that our previous and current financial statements (or the financial statements of Fat Shark and Rotor Riot) that were audited or reviewed by the Firm can no longer be relied upon due to auditing errors, we would be required to restate such financial statements. To the extent that the Firm was banned from representing public companies, we would be required to retain new auditors and have such financial statements re-audited, which could result in material additional auditing costs and could adversely affect our stock price and investor confidence in our company. In addition, if the Firm was to be forced to cease its operations, there can be no assurance that the SEC would grant a waiver to issuers like the Company who are unable to use prior audit reports in annual reports on Form 10-K or amendments to the Registration Statement containing this Prospectus. Furthermore, in the event that PCAOB or SEC sanctions were to result in the Firm ceasing to audit public companies that file reports with the SEC, our shareholders may not be able to recover damages against the Firm on claims in connection with a material misstatement or omission in our financial statements that were audited or reviewed by the Firm.

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Because our common stock is listed on NYSE American, we are subject to additional regulations and continued requirements.

With the completion of our IPO in February 2024, we are required to meet the continued listing standards for NYSE American. If we fail to meet NYSE American’s listing standards, our common stock may be delisted. NYSE American requires that the average closing price of its listed common stock remain above $1.00 over a 30 consecutive day period, in order to remain listed. In addition, to maintain a listing on NYSE American, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, and certain corporate governance requirements. If we are unable to satisfy these requirements standards, our common stock could be subject to delisting. Delisting would have a negative effect on the price of our common stock and would impair your ability to sell our common stock when you wish to do so.

Our Board may authorize and issue shares of new classes of stock that could be superior to or adversely affect current holders of our common stock.

Our Board has the power to authorize and issue shares of classes of stock, including preferred stock that have voting powers, designations, preferences, limitations and special rights, including preferred distribution rights, conversion rights, redemption rights and liquidation rights without further shareholder approval which could adversely affect the rights of the holders of our common stock. In addition, our Board could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing common stockholders.

Any of these actions could significantly adversely affect the investment made by holders of our common stock. Holders of common stock could potentially not receive dividends that they might otherwise have received. In addition, holders of our common stock could receive less proceeds in connection with any future sale of the Company, in liquidation or on any other basis.

If we raise capital in the future, it may dilute our existing stockholders’ ownership and/or have other adverse effects on us, our securities or our operations.

If we are required to raise additional capital by issuing equity securities, our existing stockholders’ percentage ownership may decrease, and these stockholders may experience substantial dilution. Additionally, the issuance of additional shares of common stock or other securities could result in a decline in our stock price. Further, if we are required to raise additional funds by issuing debt instruments, these debt instruments could impose significant restrictions on our operations, including liens on our assets and negative covenants prohibiting us from engaging in certain transactions or corporate actions that may have the effect of limiting our ability to pursue our business strategy and growth objectives.

Common stock eligible for future sale may adversely affect the market.

We entered into a registration rights agreement with Red Cat in connection with the Business Combination and agreed to use our best efforts to file a registration statement 120 days after the consummation of the Offering and have such registration statement declared effective within 180 days. We filed a resale registration statement on Form S-1 on April 10, 2024, and it was declared effective on April 19, 2024. Accordingly, upon expiration of the 180-day lockup for Red Cat, Red Cat’s common stock will be freely-tradable. The following discussion refers to the public sale of our common stock by our other stockholders beginning after expiration of the lockup agreement all of our officers, directors and 5% shareholders have entered into. From time-to-time after the expiration of the lock-up period, our stockholders may be eligible to sell all or some of their common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144 promulgated under the Securities Act of 1933 (the “Securities Act”), subject to certain limitations. In general, Rule 144 provides that any non-affiliate of the Company who has held restricted common stock for at least six months, is entitled to publicly sell their restricted stock, provided that the Company stays current in its SEC filings. Affiliates, which would include an officer, director or other person in control of the Company may sell after a six month holding period from the date of purchase) with the following restrictions: (i) the Company is current in its SEC filings, (ii) the holders comply with certain manner of sale provisions, (iii) the holders file a Form 144, and (iv) the holders comply with volume limitations limiting the sale of shares within any three-month period to the greater of (1) a number of shares that does not exceed 1% of the total number of outstanding shares, or (2) the average weekly trading volume computed over a four week period. A person who has ceased to be an affiliate at least three months immediately preceding the applicable sale and who has owned such shares of common stock for at least six months may sell the shares under Rule 144 without regard to any of the limitations described above except for the current public information requirement.

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Future sales of substantial amounts of our common stock in the public market, or the anticipation of these sales, could materially and adversely affect market prices prevailing from time-to-time, and could impair our ability to raise capital through sales of equity or equity-related securities. In addition, the market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales may occur.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common stock, the market price for our common stock and trading volume could decline.

The trading market for our common stock will be influenced by research or reports that industry or securities analysts publish about our business. As of the date of this Prospectus, no analysts publish research reports about us, and we cannot assure you that any will. If analysts do, and one or more analysts who cover us downgrade our common stock, the market price for our common stock would likely decline.

We and our investors face the implications of our status as an emerging growth company under the federal securities laws and regulations.

We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we have elected to take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include but are not limited to: reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (b) the last day of our fiscal year following February 16, 2029; (c) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur as of the end of any fiscal year if the market value of our common stock that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

We have never paid dividends and we do not expect to pay dividends for the foreseeable future.

We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on shares of our common stock in the foreseeable future. The payment of future cash dividends, if any, depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and other factors. As a result, capital appreciation, if any, of our common stock, will be your sole source of gain for the foreseeable future.

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Our Articles of Incorporation contains certain provisions which may result in difficulty in bringing stockholder actions against or on behalf of the Company or its affiliates.

Section 7(a) of our Articles of Incorporation provides that the internal affairs of the Company, including stockholder derivative actions, shall be brought exclusively in state courts located in Clark County, Nevada. To the extent that any such action asserts a claim under the Exchange Act, that provision must be brought in federal court. Section 7(b) also provides that the United States federal courts generally shall have exclusive jurisdiction over claims brought under the Securities Act, the effect of which is that an action under the Securities Act with respect to the Company may only be brought in the federal courts, whereas absent such provision the federal and state courts would otherwise have concurrent jurisdiction over such a matter. Any claim seeking relief under the Exchange Act may only be brought in federal court. Further, Section 7(c) also provides for the United States District Court for the District of Nevada as the exclusive venue for any cause of action under either the Securities Act or the Exchange Act, meaning such federal court is the only court in which such a case may be brought and heard. These provisions may have the effect of precluding stockholders from bringing suit in their forum or venue of choice. Further, these provisions may give rise to a potential ambiguity as to which courts – state or federal – should preside over certain cases such as cases with overlapping claims under both Nevada corporate law and the Securities Act and the rules and regulations thereunder. While the Supreme Court of Delaware has upheld a charter provision designating federal courts as the exclusive forum for actions brought under the Securities Act, it is unclear how a court in another jurisdiction, including Nevada, might rule. Therefore, an investor seeking to bring a claim against or on behalf of the Company or its affiliates under Nevada law or the federal securities laws may be forced to litigate their case in a court which poses geographic or other hardships, and could face uncertainty as to which jurisdiction and venue the case will ultimately be heard in, which may delay, prevent or impose additional obstacles on the investor in such litigation. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and there is uncertainty as to whether a state or federal court would enforce this charter provision.

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MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained (or incorporated by reference) in this Prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from this Offering will be approximately $__________, or approximately $_________ if the underwriters exercise their option to purchase additional shares in full, assuming a public offering price of $____ per share, the last reported sale price of our common stock on the NYSE American on ________, 2024, after deducting estimated underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds from this Offering, together with our existing cash, to strengthen its market position through organic revenue growth, along with investing in B2B sales of drone components. Our expected use of net proceeds from this Offering represents our current intentions based upon our present plans and business condition. As of the date of this Prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this Offering or the actual amounts that we will spend on the uses set forth above. We believe opportunities may exist from time to time to expand our current business through the acquisition or partnering with complementary product partners. While we have no current agreements for any specific acquisitions identified at this time, we may use a portion of the net proceeds for these purposes.

Pending our use of the net proceeds from this Offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

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DIVIDEND POLICY

We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

DETERMINATION OF OFFERING PRICE

Our common stock issued is quoted on the NYSE American under the symbol “UMAC.” On April __, 2024, the last reported sale price of our common stock on the NYSE American was $[ ]. We anticipate that this Offering will be priced at a discount to the market at the then prevailing market price.

The pricing committee of our Board and our underwriters will set the actual price per share in this Offering.

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CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2023:

•	on an actual basis;

•	on a pro forma basis to give effect to the business combination as described above and give effect to the issuance and sale of 1,250,000 shares of common stock by us from our IPO at the initial public offering price of $4.00 per share, after deducting the estimated underwriting commissions and estimated offering expenses.

•	on a pro forma as adjusted basis to give effect to the business combination and issuance of shares from our IPO as described above and the issuance and sale of _____ shares of common stock by us in this Offering at an assumed public offering price of $____ per share, the last reported sale price of our common stock on the NYSE American on _____, 2024, and after deducting the estimated underwriting commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the completion of this Offering is subject to adjustment based on the public offering price of our common stock. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this Prospectus. The following table assumes the issuance of ________ shares of our common stock at $____ per share, the last reported sale price of our common stock on the NYSE American on ____, 2024, related to this Offering, and excludes the exercise of the over-allotment option by the underwriters and the issuance of the common stock underlying the warrants to be issued to the representative of the underwriters at the Closing of this Offering.

	As of December 31, 2023 (Presented in $ except for share numbers)
	Actual	Pro forma (1)	Pro forma as adjusted (2)
Long term debt	0	2,000,000
Par Value of preferred stock	0.01	0.01	0.01
Series B Preferred stock, 190 shares issued and outstanding as of December 31, 2023	2	2
Par Value of common stock	0.01	0.01	0.01

Common stock, 3,217,255 shares issued and outstanding as of December 31, 2023; pro forma as adjusted without over-allotment reflects _________ shares issued and outstanding	32,173	87,173
Additional paid in capital	4,715,790	25,348,032
Accumulated deficit	(2,916,460)	(3,808,046)
Total shareholders’ equity	1,831,505	21,627,161
Total capitalization	1,831,505	23,627,161

________________

(1)	Reflects the $2,000,000 Note, the issuance of 4,250,000 shares of common stock both related to the Business Combination as discussed above and 1,250,000 shares of common stock related to the IPO, all at the initial public offering price of $4.00 share.

(2)	Reflects the sale of common stock in this Offering at the public offering price of $____ per share, the last reported sale price of our common stock on NYSE American on _____, 2024 and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, assuming the Underwriter’s over-allotment option has not been exercised. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual public offering price and other terms of this Offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and estimated Offering expenses payable by us. We estimate that such net proceeds will be approximately $________ assuming the Underwriter has not exercised the over-allotment option. The net proceeds of $_________ are calculated as follows: $____________ gross offering proceeds, less underwriting discounts and commissions of $________, underwriter non-accountable expense allowance of $_______, and estimated offering expenses of $______. The pro forma as adjusted total equity of $__________ is the sum of the net proceeds of $_______, and the actual equity of $______________.

The number of shares of common stock issued and outstanding, actual and pro forma as adjusted, in the table above is based on _____________ shares of our common stock outstanding as of ___________, 2024, and excludes:

•	62,500 shares of our common stock issuable upon the exercise of our warrant previously issued to the underwriters in connection with the IPO; and
•	350,000 shares of our common stock, when converted, related to Series B outstanding.
•	Future equity grants to our Chief Executive Officer, Chief Financial Officer, and independent directors. See “Executive Compensation”.

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DILUTION

If you invest in our common stock in this Offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this Offering.

Our historical net tangible book value as of December 31, 2023 was $1,413,665, or $0.44 per share of our common stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share represents our historical net tangible book value divided by the 3,217,255 shares of our common stock, outstanding as of December 31, 2023.

Our pro forma net tangible book value as of December 31, 2023 was $5,138,713, or $0.59 per share of our common stock. Pro Forma net tangible book value represents the amount of our total tangible assets, less our total tangible liabilities, after giving effect to the closing of the Business Combination and IPO. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of December 31, 2023 after giving effect to the issuance of the 4,250,000 common shares to Red Cat in the Business Combination and 1,250,000 common shares related to our IPO in February 2024.

After giving effect to our issuance and sale of __________ shares of common stock in this Offering at the assumed offering price of $______ per share, the last reported sale price of our common stock on the NYSE American on _______, 2024 and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been $__________, or $_____ per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $______ to existing stockholders and immediate dilution of $______ in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this Offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this Offering from the offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Offering price per share	$
Historical net tangible book value per share as of December 31, 2023		$0.44
Increase per share attributable to the pro forma adjustments described above		$0.15
Pro forma net tangible book value per share as of December 31, 2023		$0.59
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this Offering	$

Pro forma as adjusted net tangible book value per share after this Offering	$

Dilution per share to new investors purchasing shares in this Offering	$

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this Offering would be $_____ per share, representing an immediate increase in pro forma as adjusted net tangible book value per share of $_____ to existing stockholders after giving effect to the closing of the Business Combination and IPO and immediate dilution in pro forma as adjusted net tangible book value per share of $______ to new investors purchasing common stock in this Offering, based on an offering price of $______ per share, the last reported sale price of our common stock on the NYSE American on ______, 2024 and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If any shares are issued upon exercise of outstanding options, you will experience further dilution.

The number of shares purchased from us by existing stockholders is based on 9,333,341 shares of our common stock outstanding as of the date of this Prospectus, outstanding as of the date of this Prospectus, and excludes the following:

•	62,500 shares of our common stock issuable upon the exercise of our warrant previously issued to the underwriters in connection with the IPO; and
•	350,000 shares of our common stock, when converted, related to Series B preferred shares outstanding.
•	Future equity grants to our Chief Executive Officer, Chief Financial Officer, and independent directors. See “Executive Compensation”.

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DESCRIPTION OF SECURITIES

Our shares of common stock are listed on the NYSE American under the trading symbol “UMAC”.

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of “blank check” preferred stock, par value $0.01 per share.

The following description summarizes the material terms of our securities, which does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation, and the Certificate of Designation setting forth the terms of our Series B preferred stock, and to the applicable provisions of Nevada law, including the Nevada Revised Statutes. We reincorporated from Puerto Rico into Nevada on April 22, 2024 (the “Reincorporation”). On March 11, 2024, the holders of a majority of the voting power executed a majority written consent approving the Reincorporation. On March 25, 2024, we filed a definitive Information Statement on Form 14C (the “Information Statement”) and the Information Statement was mailed to our shareholders on or about March 26, 2024. The following discussion relates to certain effects Nevada law has on our stockholders’ rights giving effect to the Reincorporation.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of outstanding common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to any voting rights of any preferred. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. Our common stock has no redemption or sinking fund provisions. The rights, preferences and privileges of the holders of the common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that the Board may designate and issue in the future. All outstanding shares of common stock are fully paid and non-assessable.

“Blank Check” Preferred Stock

Pursuant to our Articles of Incorporation, our Board has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock, in one or more series. Our Articles of Incorporation provide that our Board has the authority, without further action by the shareholders, to designate and issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Preferred stock may be designated and issued without authorization of shareholders unless such authorization is required by applicable law, the rules of the principal market or other securities exchange on which our stock is then listed or admitted to trading.

Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change in control of the Company.

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Series B Convertible Preferred Stock

We have designated 1,000 shares of Series B. Each share of Series B is convertible into 5,000 shares of our common stock at the election of the holder, subject to a 4.99% beneficial ownership limitation which may be increased to up to 9.99% upon 61 days’ written notice from the holder. The Series B is non-voting and has no other special rights other than the conversion feature. As of the date of this Prospectus, there are 70 shares of Series B outstanding.

Anti-Takeover Effects of Provisions of our Articles of Incorporation Bylaws

Certain provisions in our Articles of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.

Our Bylaws provide that stockholders seeking to nominate a person to the board of directors at an annual meeting must deliver detailed notice to us no earlier than the 120th calendar day, nor later than the 90th calendar day, prior to the anniversary date of the immediately preceding annual meeting, or if the current year’s meeting is called for a date that is not within 30 days of the anniversary of the previous year’s annual meeting, such notice must be received no later than 10 calendar days following the day on which public announcement of the date of the annual meeting is first made. Our Bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from making nominations for directors at an annual meeting of stockholders.

Special Meeting Limitations

Under our Bylaws, special meetings of the stockholders may be called only by may be called only by the Chief Executive Officer, the Chairman of the Board of Directors, or the Chief Operating Officer of the Company, and shall be called by the Chief Executive Officer, or the Secretary of the Company upon a written request signed by a majority of members of the Board of Directors.

Jurisdiction and Venue

Section 7(a) of our Articles of Incorporation provides that lawsuits involving the Company and its internal affairs, including derivative actions brought on behalf of the Company by its stockholders under the laws of the State of Nevada and provides that resulting proceedings be heard exclusively in state courts in Nevada. Similarly, Section 7(b) of our Articles of Incorporation provide the United States federal courts with exclusive jurisdiction over claims brought under the Securities Act. The effect of this provision is that an action under the Securities Act with respect to the Company may only be brought in the federal courts, whereas absent such provision the federal and state courts would otherwise have concurrent jurisdiction over such a matter. Further, Section 7(c) provides for the United States District Court for the District of Nevada as the exclusive venue for any cause of action under either the Securities Act or the Securities Exchange Act of 1934, meaning such federal court is the only court in which such a case may be brought and heard.

These provisions, together with provisions of the Nevada Revised Statutes, could have the effect of delaying, deferring or preventing an attempted takeover or change of control of the Company, or making such an attempt more difficult. Additionally, in most jurisdictions it remains unclear how a court would interpret and whether it would enforce some of these provisions, resulting in added uncertainty. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and that there is uncertainty as to whether a state or federal court would enforce these charter provisions.

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Transfer Agent, Registrar

The transfer agent and registrar for our common stock is Equity Stock Transfer LLC whose address is 237 West 37th Street, Suite 602, New York, NY 10018, and whose telephone number is (212) 575-5757.

2022 Equity Incentive Plan

The Company’s 2022 Equity Incentive Plan, which became effective in November 2022. The 2022 Plan has 1,461,876 shares of common stock authorized for issuance.

The 2022 Equity Incentive Plan contains an “evergreen” provision, pursuant to which the number of shares of common stock reserved for issuance pursuant to awards under such plan shall be increased on the first day of each year beginning January 1, 2025 and ending January 1, 2032 equal to the lesser of (a) five percent (5%) of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (b) such smaller number of shares of stock as determined by our Board.

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DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering shares of common stock in this Offering. The material terms and provisions of our common stock and each other class of our securities are described under the caption “Description of Securities” in this Prospectus.

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SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this Offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market after consummation of this Offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of outstanding shares

Based on the number of shares of our common stock outstanding as of ___________, 2024, upon the closing of this Offering, and assuming no exercise of the underwriters’ option to purchase additional shares of common stock, we will have outstanding _________ shares of common stock.

Except for ______ outstanding shares that are held by our affiliates, substantially all of our outstanding shares may be resold in the public market immediately (i) without any restriction or (ii) with minimal restrictions in compliance with the SEC’s Rule 144 (as described below) as applied to sales by non-affiliates.

Any shares of common stock sold in this Offering upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates.

Lock-up agreements

In connection with our IPO, we, our officers and directors, and certain existing security holders beneficially owning more than 5% of our outstanding common stock agreed that, for a period of 180 days from February 16, 2024 (the date of the prior Prospectus), we and they will not, without the prior written consent of the underwriter dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. In connection with this offering, we, our officers and directors, and certain existing security holders beneficially owning more than 5% of our outstanding common stock agreed that, for a period of 90 days from _______, 2024 (the date of this prospectus), we and they will not, without the prior written consent of the underwriter dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock, subject to certain exceptions.

The underwriter in their sole discretion may release any of the securities subject to these lock-up agreements at any time. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price for our common stock. See “Underwriting.”

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreements referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144.

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Rule 144(a)(1) defines an “affiliate” of an issuing company as a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Directors, officers and holders of ten percent or more of the Company’s voting securities (including securities which are issuable within the next sixty days) are deemed to be affiliates of the issuing company. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreements referred to above, if applicable).

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of our “affiliates,” are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•	1% of the number of common shares then outstanding; or

•	the average weekly trading volume of our common stock on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

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UNDERWRITING

We are offering our common stock described in this Prospectus through the underwriters named below. Dominari Securities LLC (“Dominari) is acting as the representative of the underwriters. We have entered into an underwriting agreement, dated [*], 2024, with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriter	Number of Shares
Dominari Securities LLC
Total

All of the shares of common stock to be purchased by the underwriters will be purchased from us.

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common stock offered by us in this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the underwriting agreement. The common stock is offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part.

The underwriting agreement provides that the underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken, other than those shares covered by the option to purchase up to _______ additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement.

Over-allotment Option

We have granted an over-allotment option to the underwriters to purchase up to ________ shares of our common stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount and commission. This option is exercisable during the 45-day period after the date of this Prospectus. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares in proportion to their respective commitments set forth in the prior table.

Discounts and Commissions

The Representative has advised us that the underwriters propose to offer the common stock to the public at the public offering price per share set forth on the cover page of this Prospectus. After the offering to the public, the public offering price and other selling terms may be changed by the Representative. The underwriting discounts and commissions are 7.5% of the public offering price per share.

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The following table summarizes the underwriting discounts and commissions and proceeds, before expenses, to us assuming both no exercise and full exercise by the underwriters of their option to purchase up to ____________ additional common shares:

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$
Underwriting discount (7.5%) (1)	$	$	$
Proceeds, before expenses, to us	$	$	$

______________

(1) We have agreed to pay a non-accountable expense allowance to the Representative equal to 1.0% of the gross proceeds received in this Offering which is not included in the underwriting discounts and commission.

We have paid an expense deposit of $_____ to the Representative of the underwriters, which will be applied against the actual out-of-pocket accountable expenses that will be incurred by the Representative in connection with this Offering and will be reimbursed to us to the extent not incurred. In addition, we have agreed to pay the Representative’s accountable expenses, including the representative’s legal fees, as well as other fees, expenses and disbursement up to a maximum amount of $______ in connection with the offering. We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees, legal and accounting expenses and financial advisory fees, but excluding underwriting discounts and commissions, will be approximately $______ all of which are payable by us.

Underwriter Warrants

We have also agreed to issue to the Representative warrants to purchase an aggregate of 5.0% of the shares of common stock sold in this Offering (including any shares sold in the offering to cover over-allotment). The warrants will have an exercise price equal to 125.0% of the offering price of the common stock sold in this Offering and may be exercised on a cashless basis. The warrants are exercisable commencing six (6) months from the date of the commencement of the sales of the public securities in this Offering and will terminate five (5) years after such date. The warrants are not redeemable by us. We have agreed to one demand registration at our expense, an additional demand registration at the warrant holders’ expense, and unlimited “piggyback” registration rights of the common stock underlying the warrants at our expense for a period of five (5) years after the closing of this Offering. The warrants and the shares underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The Representative (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the warrants or the shares underlying the warrants, nor will they be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants or the underlying shares for a period of 180 days from the effective date of the commencement of the sale of the public securities in this Offering, except to any FINRA member participating in the offering and their bona fide officers or partners or as otherwise permitted under FINRA Rule 5110(e)(2). The warrants will provide for adjustment in the number and price of such warrants (and the shares underlying such warrants) in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution or in the event of a future financing undertaken by us. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the Representative’s Warrants other than underwriting commissions incurred and payable by the holders.

Right of First Refusal

We have agreed to grant Dominari, for the eighteen (18) month period from the closing of this Offering, a right of first refusal to act as to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such eighteen (18) month period of the Company, or any successor to or any subsidiary of the Company. The Company shall not offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which it offers to retain Dominari.

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Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Lock-Up Agreements

We, our directors and executive officers and holders of 5.0% or more of the outstanding common stock of the Company are expected to enter into lock-up agreements with the Representative to agree not to, except for certain exceptions described below, without the Representative’s prior written consent, for a period of six (6) months from the closing date of this offering: (i) offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of, directly or indirectly, any common stock or any securities convertible into or exercisable or exchangeable for common stock; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or (iii) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for our common stock, whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise.

During the lock-up period, we may, without the prior written consent of the underwriter, file a registration statement on Form S-8 in connection with the registration of our common stock issuable under any employee equity-based compensation plan, incentive plan, stock plan or dividend reinvestment plan adopted and approved by a majority of the disinterested directors of the Company.

The lock-up restrictions do not apply to the following: (i) any exercise (including a cashless exercise or broker-assisted exercise and payment of tax obligations), vesting or settlement, as applicable, of options or warrants to purchase shares or other equity awards pursuant to any stock incentive plan or stock purchase plan of the Company; provided that any shares received by the person upon such exercise, conversion or exchange will be subject to the lock-up period, (b) any establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares (a “Trading Plan”); provided that (i) the Trading Plan shall not provide for or permit any transfers, sales or other dispositions of Shares during the lock-up period and (ii) the Trading Plan would not require any filing under Section 16(a) of the Exchange Act and no such filing is voluntarily made, (c) any transfer of shares acquired in open market transactions following the closing of this offering, provided the transfer would not require any filing under Section 16(a) of the Exchange Act and no such filing is voluntarily made, (d) the transfer of the person’s shares or any security convertible into or exercisable or exchangeable for common stock to the Company in connection with the termination of the person’s employment with the Company or pursuant to contractual arrangements under which the Company has the option to repurchase such shares, provided that no filing by any party under the Exchange Act shall be required or shall be made voluntarily within 45 days after the date the person ceases to provide services to the Company, and after such 45th day, if the Person is required to file a report under the Exchange Act reporting a reduction in beneficial ownership of shares of Common Share during the lock-up period, the person shall indicate in the footnotes thereto that the filing relates to the termination of the person’s employment, and no other public announcement shall be made voluntarily in connection with such transfer (other than the filing on a Form 5 made after the expiration of the lock-up period), (e) the conversion of the outstanding securities into shares, provided that any such shares received upon such conversion shall be subject to the restrictions on transfer set forth in the lock-up agreement, or (f) the transfer of shares or any security convertible into or exercisable or exchangeable for shares pursuant to a bona fide third-party tender offer for securities of the Company, merger, consolidation or other similar transaction that is approved by the disinterested members of the board of directors of the Company, made to all holders of common stock involving a change of control, provided that all of the person’s securities subject to the lock-up agreement will remain subject to the restrictions set forth therein.

Listing

Our common stock trades on the NYSE American under the symbol “UMAC”.

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Electronic Distribution

A Prospectus in electronic format may be made available on the internet sites or through other online services maintained by the underwriters, or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than the Prospectus in electronic format, the information on the underwriter’s website is not part of this Prospectus or the registration statement of which this Prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the Offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

• Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

• Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common stock over-allotted by the underwriter is not greater than the number of shares of common stock that may be purchased in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising the over-allotment option and/or purchasing the common stock in the open market.

• Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common stock to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the Offering.

• Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter make any representations that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

The Public Market of Our Securities

Our common stock is listed on the NYSE American under the symbol “UMAC.” The offering price for our common stock in this Offering will be determined through negotiations between us and the underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, the trading price of our common stock on the NYSE American, our financial information, market valuations of other companies that we and the underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the offering price will correspond to the price at which our common stock will trade in the public market subsequent to this Offering or that an active trading market for our shares will develop and continue after this Offering.

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Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the shares offered by this Prospectus in any jurisdiction where action for that purpose is required. The shares offered by this Prospectus may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this Prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriter is expected to make offers and sales both in and outside the United States through its selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This Prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common stock without disclosure to investors under Chapter 6D of the Corporations Act. The common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common stock must observe such Australian on-sale restrictions. This Prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any common stock recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this Prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

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British Virgin Islands

The common stock is not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This Prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the common stock for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the Prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this Prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This Prospectus does not constitute a public offer of the common stock, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any shares to the public in the Cayman Islands.

Dubai International Financial Center

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The common stock which is the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common stock offered should conduct their own due diligence on the common stock. If you do not understand the contents of this document, you should consult an authorized financial advisor.

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European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of common stock which is the subject of the offering contemplated by this Prospectus to the public in that Relevant Member State other than:

• to any legal entity which is a qualified investor as defined in the Prospectus Directive;

• to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

• in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France

Neither this Prospectus nor any other offering material relating to the common stock described in this Prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this Prospectus nor any other offering material relating to the common stock has been or will be:

• to any legal entity which is a qualified investor as defined in the Prospectus Directive;

• to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

• in any other circumstances falling within Article 3(2) of the Prospectus Directive;

• released, issued, distributed or caused to be released, issued or distributed to the public in France; or

• used in connection with any offer for subscription or sale of the common stock to the public in France.

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Such offers, sales and distributions will be made in France only:

• to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

• to investment services providers authorized to engage in portfolio management on behalf of third parties; or

• in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common stock may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This Prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the common stock, or distribution of a prospectus or any other offering material relating to the common stock. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this Prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the common stock within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of the common stock, and (ii) that it will distribute in Germany any offering material relating to the common stock only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This Prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The common stock may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

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Israel

This Prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this Prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the Prospectus.

Italy

The offering of the common stock has not been registered with the Commissione Nazionale per le Società e la Borsa(“CONSOB”) pursuant to Italian securities legislation and, accordingly, no shares may be offered, sold or delivered, nor copies of this Prospectus or any other documents relating to the common stock may not be distributed in Italy except:

• to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

• in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the common stock or distribution of copies of this Prospectus or any other documents relating to the common stock in the Republic of Italy must be:

• made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

• in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

• in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the common stock on the secondary market in Italy must be made in compliance with the public offer and the Prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, the common stock which is initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the Prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the common stock being declared null and void and in the liability of the intermediary transferring the common stock for any damages suffered by such non-qualified investors.

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Japan

The common stock has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the common stock, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this Prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this Prospectus is subject to Malaysian laws. This Prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

PRC

This Prospectus has not been and will not be circulated or distributed in the PRC, and the common stock may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.

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Qatar

The common stock has not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar (“Qatar”) in a manner that would constitute a public offering. This Prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This Prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

Saudi Arabia

This Prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this Prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this Prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this Prospectus you should consult an authorized financial adviser.

Singapore

This Prospectus has not been registered as a Prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

• to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”),

• to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified; and

• otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is:

• a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

• a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common stock pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) where the transfer is by operation of law;

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

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Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the common stock described herein. The common stock may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the common stock have been or will be filed with or approved by any Swiss regulatory authority. The common stock is not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the common stock will not benefit from protection or supervision by such authority.

Taiwan

The common stock has not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the common stock in Taiwan.

United Arab Emirates

(Excluding the Dubai International Financial Center)

The common stock has not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.

The information contained in this Prospectus does not constitute a public offer of the common stock in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This Prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this Prospectus, you should consult an authorized financial adviser. This Prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

No action has been taken by us or the Representatives that would permit a public offering of the common stock in any jurisdiction outside the United States where action for that purpose is required. None of our shares included in the offering may be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sales of any such securities offered hereby be distributed or published in any jurisdiction except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this Prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this Prospectus. This Prospectus is neither an offer to sell nor a solicitation of any offer to buy the common stock in any jurisdiction where that would not be permitted or legal.

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United Kingdom

Each of the underwriters severally represents warrants and agrees as follows:

• it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the common stock in circumstances in which Section 21 of the FSMA does not apply to us; and

• it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

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LEGAL MATTERS

The validity of the securities being offered by this Prospectus will be passed upon for us by Nason, Yeager, Gerson, Harris & Fumero, P.A., Palm Beach Gardens, Florida. ________________ is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2023 and 2022, and as of April 30, 2023 and 2022 for Fat Shark and Rotor Riot, and for the years then ended, included in this Prospectus have been so included in reliance on the report of BF Borgers, CPA, PC an independent registered public accounting firm, which includes an explanatory paragraph about the Company’s ability to continue as a going concern, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC this registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this Prospectus. This Prospectus, which constitutes a part of this registration statement, does not contain all of the information in this registration statement and its exhibits. For further information with respect to us and the common stock offered by this Prospectus, you should refer to this registration statement and the exhibits filed as part of that document. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to this registration statement. Each of these statements is qualified in all respects by this reference.

Upon completion of this Offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at https://unusualmachines.com/investors and upon completion of this Offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this Prospectus. Upon completion of this Offering, you may also request a copy of these filings, at no cost, by writing or telephoning us at: Unusual Machines, Inc., 4667 1 B McLeod Road, Suite J, Orlando, FL 32811 or contacting us at +1 855-921-4600.

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INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The SEC allows us to incorporate by reference the information in certain documents that we file with it, which means that we can disclose important information to you by referring you to documents previously filed with the SEC. The information incorporated by reference is considered to be a part of this Prospectus, and information that we subsequently file with the SEC will automatically update and supersede this information. This Prospectus incorporates by reference the Company’s documents listed below and all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the Offering of the shares under this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 22, 2024; and

•	our Current Reports on Form 8-K, filed with the SEC, on February 16, February 22, March 7, March 18, 2024, April 16, and April 23, 2024 (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits that are related to such item.

•	our definitive information statement on Schedule 14C filed with the SEC on March 25, 2024.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished rather than filed with the SEC, that information or exhibit is specifically not incorporated by reference in this document.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this Prospectus, including exhibits to these documents. You should direct any requests for documents to Unusual Machines Inc., Attn: Investor Relations, 4677 L B McLeod Road, Suite J, Orlando, FL 32811; Telephone: (855) 921-4600; E-mail: brian@unusualmachines.com.

You also may access these filings, free of charge, on the SEC’s website at www.sec.gov or on our website at www.unusualmachines.com. We do not incorporate the information on our website into this Prospectus or any supplement to this Prospectus and you should not consider any information on, or that can be accessed through, our website as part of this Prospectus or any supplement to this Prospectus (other than those filings with the SEC that we specifically incorporate by reference into this Prospectus or any supplement to this Prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed modified, superseded or replaced for purposes of this Prospectus to the extent that a statement contained in this Prospectus modifies, supersedes or replaces such statement.

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___________ Shares of Common Stock

Unusual Machines, Inc.

PRELIMINARY PROSPECTUS

Dominari Securities LLC

The date of this Prospectus is                            , 2024.

Through and including , 2024 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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INFORMATION NOT REQUIRED IN A PROSPECTUS

Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of the various expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of securities being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE American initial listing fee.

Item	Amount to be paid
SEC registration fee	$
FINRA filing fee
NYSE American initial listing fee
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Underwriter’s Non-Accountable Expense Allowance
Miscellaneous expenses
Total	$

Indemnification of Directors and Officers.

The law of the State of Nevada provides for discretionary indemnification for each person who serves as or at our request as an officer or director. We may indemnify such individual against all costs, expenses, and liabilities incurred in a threatened, pending or completed action, suit, or proceeding brought because such individual is a director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he/she must not have had a reasonable cause to believe his conduct was unlawful.

Our Bylaws provide that our Company shall indemnify its officers and directors to the fullest extent permitted by the State of Nevada, and as provided for in the Company’s Articles of Incorporation and our Bylaws.

Our Bylaws provide that each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other entity, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by State of Nevada, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss actually and reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 3 of the bylaws, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was  authorized by the Board.

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The right to indemnification conferred in our bylaws is a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Nevada Revised Statutes require, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other  capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the bylaws. The Company may, by action of its Board, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Recent Sales of Unregistered Securities

The following is a summary of all securities that we have sold during the last three years without registration under the Securities Act of 1933, as amended (the “Securities Act”).

On September 10, 2021, we closed a private offering pursuant to Rule 506(b) under the Securities Act. Our founders purchased 3,000,000 shares of common stock at a price of $0.01 per share for total proceeds of $30,000. The shares were issued pursuant to the exemption provided under Section 4(a)(2) of the Securities Act of 1933, as amended and Rule 506(b) promulgated thereunder.

Subscriber Name	Shares Issued	Subscription price
Jeffrey Thompson	2,400,000	$24,000
Brains Riding In Tanks, LLC	150,000	$1,500
John J. Laxague	150,000	$1,500
Matthew Newman	150,000	$1,500
James T. Connell	150,000	$1,500
Total	3,000,000	$30,000

On September 14, 2021, we closed a private offering pursuant to Rule 506(b) under the Securities Act of 4,552,000 shares of common stock at a price of $0.50 per share for total proceeds of $2,276,000, including 52,000 shares of common stock issued to Jeffrey Thompson for a total of $26,000. The shares were issued pursuant to the exemption provided under Rule 506(b) of Regulation D of the Securities Act of 1933, as amended.

On January 12, 2022, we closed a private offering pursuant to Rule 506(b) under the Securities Act of 482,500 shares of common stock at a price of $4.00 per share for total proceeds of $1,930,000.

On July 27, 2022, we closed a private offering pursuant to Rule 506(b) under the Securities Act of 150,000 shares of common stock at a price of $4.00 per share for total proceeds of $600,000.

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On December 13, 2022, the Company issued 140 Series B preferred shares to three accredited investors in connection with the cancellation of 1,400,000 shares of common stock. The Series B preferred stock is convertible into common stock at a ratio of 10,000 shares of common stock for each share of Series B stock held, subject to certain limitations. Series B preferred shares are not entitled to vote on any matters submitted to shareholders of the Company. Shares outstanding at December 31, 2022 totaled 140 which are convertible into 1,400,000 shares of common stock. The preferred stock par value is $0.01.

On March 7, 2023, we issued 150,000 shares of our common stock to the investors in the July 27, 2022 private placement. The shares were issued at the request of Revere Securities as partial consideration for its agreement to modify its engagement letter with the Company. The shares were exempt from registration under Rule 506(b) under the Securities Act.

On June 1, 2023, the Company issued 50 Series B preferred shares to an accredited investor in connection with the cancellation of 500,000 shares of common stock. The Series B preferred stock is convertible into common stock at a ratio of 10,000 shares of common stock for each share of Series B stock held, subject to certain limitations. Series B preferred shares are not entitled to vote on any matters submitted to shareholders of the Company. Preferred shares outstanding at June 5, 2023, totaled 190 which are convertible into 1,900,000 shares of common stock. The preferred stock par value is $0.01.

On December 30 2023, the Company will issue 16,086 shares of our common stock to Brandon Torres Declet as part of severance the Company and Mr. Declet agreed to pursuant to Mr. Declet’s Termination Agreement. A copy of the Termination Agreement is filed as Exhibit 10.22 to this Registration Statement of which this Prospectus is a part.

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EXHIBIT INDEX

			Incorporated by Reference
Exhibit No.	Description	Filed/ Furnished Herewith	Form	Exhibit No.	Filing Date
1.1	Form of Underwriting Agreement, dated February 14, 2024, by and between Unusual Machines, Inc. and Dominari Securities, LLC +		8-K	1.1	2/16/24
2.1	Agreement and Plan of Merger		8-K	2.1	4/23/24
3.1	Articles of Incorporation		8-K	3.1	4/23/24
3.2	Bylaws		8-K	3.2	4/23/24
3.3	Certificate of Designation of Series B Convertible Preferred Stock		8-K	3.3	4/23/24
4.1	Senior Secured Convertible Promissory Note		S-1	4.1	3/14/23
4.2	Form of Promissory Note		S-1/A	4.3	12/15/23
4.3	Revised Form of Representatives Warrant		S-1/A	10.7	2/1/24
4.4	Form of Representatives Warrant		8-K	4.1	2/16/24
4.5	Form of Common Stock Certificate		8-K	3.4	4/23/24
5.1	Legal Opinion of Nason, Yeager, Gerson, Harris & Fumero, P.A.	*
10.1	Share Purchase Agreement+		S-1	10.1	3/14/23
10.1(a)	Amended and Restated Amendment No. 1 to Share Purchase Agreement		S-1/A	10.2	5/3/23
10.1(b)	Amendment No. 2 to Share Purchase Agreement		S-1/A	10.3	8/7/23
10.1(c)	Amendment No. 3 to Share Purchase Agreement		S-1/A	10.4	9/19/23
10.1(d)	Amendment No. 4 to Share Purchase Agreement		S-1/A	10.5	12/15/23
10.2	Security Agreement		S-1	10.3	3/14/23
10.3	Employment Agreement with Brian Hoff #+		S-1	10.6	3/14/23
10.3(a)	Form of Amendment No. 1 to the to Employment Agreement with Brian Hoff #		S-1/A	10.11(a)	8/7/23
10.4	Form of Patent Assignment		S-1/A	10.6	8/7/23
10.5	Form of Trademark Assignment		S-1/A	10.7	8/7/23
10.6	Form of Non-Compete Agreement		S-1/A	10.8	8/7/23
10.7	Form of Restricted Stock Unit Agreement		S-1/A	10.18	8/7/23
10.8	Revised Form of Registration Rights Agreement		S-1/A	10.6	12/15/23
10.9	Amended 2022 Equity Incentive Plan #		S-1/A	10.11	12/15/23
10.10	Employment Offer Letter with Dr. Allan Evans		S-1/A	10.21	12/15/23
10.11	Brandon Torres Declet Termination and Release Agreement		S-1/A	10.22	12/15/23
10.12	Form of Lock-up Agreement		S-1/A	10.14	2/1/24
10.13	Form of Lock-up Agreement – Jeffrey Thompson		S-1/A	10.15	2/1/24
10.14	Allan Evans Non-Compete Agreement		8-K	10.9	2/22/24
16.1	Letter from BF Borgers CPA PC		8-K	16.1	4/16/24
21.1	List of Subsidiaries		S-1/A	21.1	5/3/23
23.1	Consent of Salberg & Company, P.A.	*
23.2	Consent of Nason, Yeager, Gerson, Harris & Fumero, P.A.	*
107	Filing Fee Table	*

*	To be filed by amendment.
+

Certain schedules, appendices and exhibits to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC Staff upon request.

#	Indicates management contract or compensatory plan, contract or agreement.

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UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(3)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	Each Prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed Prospectus was deemed part of and included in the registration statement; and

(B)	Each Prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of Prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the Prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that Prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or Prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or Prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or Prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

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(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary Prospectus or Prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing Prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing Prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Orlando, Florida on May 1, 2024.

UNUSUAL MACHINES, INC.

By:	/s/ Allan Evans
Allan Evans
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Allan Evans	Chief Executive Officer and Director	May 1, 2024
Allan Evans	(Principal executive officer)

/s/ Brian Hoff	Chief Financial Officer	May 1, 2024
Brian Hoff	(Principal financial and accounting officer)

/s/ Cristina Colón	Director	May 1, 2024
Cristina Colón

/s/ Jeffrey Thompson	Director	May 1, 2024
Jeffrey Thompson

/s/ Robert Lowry	Director	May 1, 2024
Robert Lowry

/s/ Sanford Rich	Director	May 1, 2024
Sanford Rich

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